EXHIBIT (a)(1)(i)
OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
OMI CORPORATION
at
$29.25 Net Per Share
by
OMAHA, INC.
a jointly owned subsidiary of
TEEKAY SHIPPING CORPORATION
(through TEEKAY ACQUISITION HOLDINGS LLC)
and
A/S DAMPSKIBSSELSKABET TORM

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON FRIDAY, MAY 25, 2007, UNLESS THE OFFER IS EXTENDED.
     This Offer is being made pursuant to a Transaction Agreement, dated April 17, 2007 (as the same may be amended, the “Transaction Agreement”), among Teekay Shipping Corporation (“Teekay”), A/S Dampskibsselskabet TORM (“TORM,” and together with Teekay, the “Parents”), Omaha, Inc. (the "Purchaser”) and OMI Corporation (the “Company”). The Board of Directors of the Company has unanimously, among other things, (i) determined that the transactions contemplated by the Transaction Agreement, including the Offer and the Merger (each as defined herein), are advisable, fair to, and in the best interests of, the Company and the shareholders of the Company, (ii) approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, and (iii) determined to recommend that the shareholders of the Company accept the Offer, tender their Shares (as defined below) to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Transaction Agreement and authorize the Merger.
     This Offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions: (i) immediately prior to the Expiration Date (as defined herein), there being validly tendered and not properly withdrawn a number of shares of common stock, par value $0.50 per share, including the associated preferred stock purchase rights (together, the “Shares”) of the Company, that, together with the number of Shares then owned beneficially by the Parents, the Purchaser or any affiliate of any of them, represents at least a majority of the Shares outstanding on the Expiration Date on a fully diluted basis; (ii) any waiting periods, consents or approvals under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, having expired, been terminated or been granted; and (iii) certain other terms and conditions described in “The Offer — Section 15. Conditions of the Offer.” There is no financing condition to the Offer.

IMPORTANT
     Any shareholder of the Company desiring to tender all or any portion of its Shares in the Offer should do one of the following:
(i)	complete and sign the Letter of Transmittal (or a copy thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such copy thereof) together with the certificates representing tendered Shares and all other required documents to Citibank, N.A., the Depositary for the Offer,

(ii)	tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3. Procedure for Tendering Shares — Book-Entry Transfer;” or

(iii)	request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.
     Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares in the Offer.
     Unless the context requires otherwise, all references to Shares herein shall include the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of November 19, 1998, as amended, between the Company and American Stock Transfer and Trust Company. The Rights are presently evidenced by certificates for the Shares, and a valid tender by a shareholder of such shareholder’s Shares will also constitute a tender of the Rights.
     Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Offer — Section 3. Procedure for Tendering Shares — Guaranteed Delivery.”
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, banks and trust companies.
     A summary term sheet describing the principal terms of the Offer appears on pages 1 through 5 of this Offer to Purchase, but you should carefully read each of the Offer to Purchase and the Letter of Transmittal in their entirety before making a decision with respect to the Offer because they contain important information.
April 27, 2007

TABLE OF CONTENTS

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER

1. Terms of the Offer	8

2. Acceptance for Payment; Payment	11

3. Procedure for Tendering Shares	11

4. Withdrawal Rights	14

5. Material U.S. Tax Considerations	14

6. Price Range of Shares; Dividends	15

7. Possible Effects of the Offer on the Market for the Shares; Share Listing; Registration under the Exchange Act; Margin Regulations	15

8. Certain Information Concerning the Company	16

9. Certain Information Concerning the Purchaser and the Parents	17

10. Source and Amount of Funds	18

11. Background of the Offer; Past Contacts or Negotiations with the Company	20

12. Purpose of the Offer; Approval of the Merger; Dissenters’ Rights	22

13. Transaction Documents	24

14. Dividends and Distributions	37

15. Conditions of the Offer	37

16. Certain Legal Matters; Regulatory Approvals	39

17. Fees and Expenses	40

18. Miscellaneous	41

ANNEX I	Information Concerning Directors and Executive Officers of Teekay Shipping Corporation, Teekay Acquisition Holdings LLC, A/S Dampskibsselskabet TORM and Omaha, Inc.	I-1

ANNEX II	Sections 100 and 101 of the Business Corporation Act of the Republic of The Marshall Islands – Dissenters’ Rights	II-1

-i-

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.50 per share, of OMI Corporation, including the associated preferred stock purchase rights.

Price Offered Per Share:	$29.25 in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer:	5:00 p.m., New York City time on Friday, May 25, 2007, unless extended as described herein. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 16. Certain Legal Matters; Regulatory Approvals.”

Purchaser:	Omaha, Inc., a jointly owned subsidiary of Teekay Shipping Corporation (through its wholly owned subsidiary Teekay Acquisition Holdings LLC) and A/S Dampskibsselskabet TORM.
     The following are answers to some of the questions that you, as an OMI Corporation shareholder, may have about the offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal in their entirety because the information in this summary term sheet does not contain all of the information that you should consider. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.
Who is offering to buy my shares?
     Our name is Omaha, Inc. We are a corporation organized under the laws of the Republic of The Marshall Islands and formed for the purpose of making this tender offer for all of the shares of OMI Corporation. We are a jointly owned subsidiary of Teekay Shipping Corporation, a corporation organized under the laws of the Republic of The Marshall Islands, or “Teekay,” and A/S Dampskibsselskabet TORM, a Danish company, or “TORM.” Teekay owns its interest in us through its wholly owned subsidiary, Teekay Acquisition Holdings LLC, a limited liability company organized under the laws of the Republic of The Marshall Islands (“Teekay Acquisition Holdings”).
     Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and the "Purchaser” in this Offer to Purchase to refer to Omaha, Inc. and the “Parents” to refer to Teekay and TORM together. We will use the term “OMI” or the “Company” to refer to OMI Corporation. See "Introduction” and “The Offer — Section 9. Certain Information Concerning the Purchaser and the Parents.”
What is the number of shares you are offering to purchase?
     We are offering to purchase all of the outstanding common stock, par value $0.50 per share, of OMI, including the associated preferred stock purchase rights. Unless the context requires otherwise, we refer to each share of OMI common stock, including the associated preferred stock purchase rights, as a “share” or “Share.” See “Introduction.”
How much are you offering to pay for my shares and what is the form of payment?
     We are offering to pay $29.25 per share, net to you in cash, without interest, less any required withholding taxes. See “Introduction” and “The Offer — Section 1. Terms of the Offer.”
Will I have to pay any fees or commissions?
     If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See “Introduction.” In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 8 to the Letter of Transmittal. If payment for the Shares is to be made to a person other than the registered holder of such Shares, or if a stock transfer tax is imposed for any other reason, the amount of such stock transfer taxes will be deducted from the purchase price to be paid with respect to such Shares, unless satisfactory evidence of payment of such stock transfer taxes is submitted with the Letter of Transmittal. See Instruction 6 to the Letter of Transmittal.
Do you have the financial resources to pay for the shares?
     Yes. We estimate that the total cost to us in acquiring OMI will be approximately $2.2 billion. This includes approximately $1.8 billion to purchase all of the outstanding shares pursuant to the offer, in addition to the assumption of certain existing indebtedness of OMI and payment of transaction costs and all other related costs. The Parents have entered into commitment letters pursuant to which certain lenders have committed to provide up to $1.4 billion of the funds required, and the Parents intend to use cash on hand to fund the balance. The Parents will, through shareholder loans, cause funds to be advanced to enable us to consummate the offer.
     We will have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares tendered in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer — Section 10. Source and Amount of Funds.”
Is there an agreement governing the offer?
     Yes. We, OMI, Teekay and TORM have entered into a transaction agreement dated April 17, 2007. The transaction agreement provides, among other things, for the terms and conditions of the offer and the merger of OMI with and into us. See “The Offer — Section 13. Transaction Documents — The Transaction Agreement.”
Is your financial condition or that of the Parents or Teekay Acquisition Holdings relevant to my decision to tender in the offer?
     We do not think our financial condition or the financial condition of the Parents or Teekay Acquisition Holdings is relevant to your decision whether to tender in the offer because:
•	the offer is being made for all of the outstanding shares solely for cash;
•	the offer is not subject to any financing condition;
•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger; and
•	pursuant to the transaction agreement, we, together with Teekay and TORM, have represented that we will have the funds necessary to purchase all the shares pursuant to the offer and to consummate the merger. Teekay and TORM will cause funds to be advanced to enable us to consummate the offer and merger.
What are the most significant conditions to the offer?
     The offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions:
•	there being validly tendered and not properly withdrawn before the expiration of the offer a number of shares of OMI, which, together with the number of shares then owned beneficially by the Parents, the Purchaser or any affiliate of any of them, represents a majority of the shares outstanding at the expiration of the offer on a fully diluted basis; and
•	any waiting periods, consents or approvals under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the regulations promulgated thereunder, having expired, been terminated or been granted.
     The offer is also subject to other conditions, but not to any financing condition. See “The Offer — Section 15. Conditions of the Offer.”
What does the board of directors of OMI think of the offer?
     The board of directors of OMI has, among other things, unanimously:
•	determined that the transactions contemplated by the transaction agreement, including the offer and the merger, are advisable, fair to, and in the best interests of OMI and the shareholders of OMI;

•	approved and declared advisable the transaction agreement and the transactions contemplated thereby; and
•	determined to recommend that the OMI shareholders accept the offer, tender their shares to us pursuant to the offer and, if required by applicable law, adopt the transaction agreement and authorize the merger.
     See “Introduction.”
Have any shareholders previously agreed to tender their shares in the offer?
     No. The directors and executive officers of OMI have not previously agreed to tender their shares in the offer. However, OMI has been advised by each of its directors and executive officers that, as of April 17, 2007, each such person intended to tender all shares owned by such person in the offer.
How long do I have to decide whether to tender in the offer?
     You will have until 5:00 p.m., New York City time, on Friday, May 25, 2007 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer — Section 3. Procedure for Tendering Shares.”
Can the offer be extended and under what circumstances?
     Yes. We have agreed in the transaction agreement that we will extend the offer beyond Friday, May 25, 2007 in the following circumstances:
•	if any of the conditions to the offer have not been satisfied or waived, including the minimum tender condition described above, we may extend the offer from time to time until the conditions are satisfied or waived, or until certain agreed extension periods have expired (but we are not required to do so beyond October 31, 2007); and
•	if an extension for any period is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or of the New York Stock Exchange applicable to the offer.
     In addition, we may elect to extend the offer, including by providing, among other things, one or more “subsequent offering periods” for the offer, if, as of such election date, all of the conditions to our obligations to accept shares for payment are satisfied or waived, but the shares validly tendered and not properly withdrawn pursuant to the offer constitute less than 90% of the then outstanding shares. A subsequent offering period, if provided, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1. Terms of the Offer.”
How will I be notified if the offer is extended?
     If we decide to extend the offer, we will inform Citibank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1. Terms of the Offer.”
How do I tender my shares?
     To validly tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Citibank, N.A. not later than the time the offer expires. If your shares are held in street name (that is by your broker or other nominee), such broker or nominee can tender your shares through The Depository Trust Company (DTC). If you cannot deliver everything required to make a valid tender to Citibank, N.A. before the expiration of the offer, you may have a limited amount of additional time to tender your shares by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by Citibank, N.A. within three New York Stock Exchange trading days. However, Citibank, N.A. must receive the missing items within that three trading day period. See “The Offer — Section 3. Procedure for Tendering Shares.”

Until what time can I withdraw previously tendered shares?
     You can withdraw previously tendered shares at any time until the offer has expired and, unless accepted for payment by us after the offer has expired, withdraw tendered shares at any time after 10:00 a.m., New York City time, on June 26, 2007. You may not, however, withdraw shares tendered during any subsequent offering period, if provided. See “The Offer — Section 4. Withdrawal Rights.”
How do I withdraw previously tendered shares?
     To properly withdraw shares, you must deliver a written notice of withdrawal, or a copy of one, with the required information to Citibank, N.A. while you have the right to withdraw the shares. See “The Offer — Section 4. Withdrawal Rights.” If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your shares. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 4. Withdrawal Rights.”
When will I be paid for my tendered shares?
     Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares promptly after the date of expiration of the offer. See “The Offer — Section 2. Acceptance for Payment; Payment.”
How will I be paid for my tendered shares?
     We will pay for your validly tendered and not properly withdrawn shares by depositing the purchase price with Citibank, N.A., which will act as our agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for validly tendered shares will be made only after timely receipt by Citibank, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3. Procedure for Tendering Shares — Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or a copy thereof) and any other required documents for such shares. See “The Offer — Section 2. Acceptance for Payment; Payment.”
Will the offer be followed by a merger if all the shares are not tendered in the offer?
     Yes. If we accept for payment and pay for a majority of the outstanding shares, we expect OMI to merge with and into us in accordance with the terms of the transaction agreement. If that merger takes place, all remaining shareholders (other than us, Teekay, TORM and their respective subsidiaries and shareholders properly exercising their dissenters’ rights) will receive the price per share paid in the offer. See “The Offer — Section 12. Purpose of the Offer; Approval of the Merger; Dissenters’ Rights — Purpose of the Offer; Plans for the Company.”
If a majority of the shares are tendered and accepted for payment, will OMI continue as a public company?
     No. Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, OMI will no longer be publicly owned. However, if for some reason the merger does not take place, the number of shareholders of OMI and the number of shares of OMI which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on the New York Stock Exchange or on any securities exchange and there may no longer be an active or liquid public trading market (or, possibly, there may not be any public trading market) for the shares. Also, OMI may cease making filings with the Securities and Exchange Commission or may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares; Share Listing; Registration under the Exchange Act; Margin Regulations.”
What is the “top-up option” and when will it be exercised?
     Under the transaction agreement, if we do not acquire at least 90% of the outstanding shares in the offer, we have the option, subject to limitations, to purchase from OMI up to a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if such exercise would require shareholder approval under applicable law or regulations or if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares of OMI’s common stock. If we exercise the top-up option, we will be able to effect a short-form merger under Marshall Islands law, which means that we may effect the merger without any further action by the shareholders of OMI.

If I decide not to tender, how will the offer affect my shares?
     If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share as they would have received had they tendered their shares in the offer, without interest. Therefore, if the merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering shareholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of shareholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares, which may affect prices at which the OMI shares trade. Also, as described above, OMI may cease making filings with the Securities and Exchange Commission or may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares; Share Listing; Registration under the Exchange Act; Margin Regulations.”
Are dissenters’ appraisal rights available in either the offer or the merger?
     Dissenters’ appraisal rights are not available as a result of the offer. However, if we proceed with the merger, dissenters’ appraisal rights will be available to holders of shares that are not validly tendered and who do not vote in favor of the merger, subject to and in accordance with Marshall Islands law. A holder of shares must properly follow the statutory procedures under Marshall Islands law in connection with the merger in order to exercise dissenters’ rights under Marshall Islands law. See “The Offer — Section 12. Purpose of the Offer; Approval of the Merger; Dissenters’ Rights — Dissenters’ Rights” and “Annex II — Sections 100 and 101 of the Business Corporation Act of the Republic of The Marshall Islands – Dissenters’ Rights.”
If you successfully complete your offer, what will happen to OMI’s board of directors?
     If we accept shares for payment pursuant to the offer, under the transaction agreement we will become entitled to designate at least a majority of the members of OMI’s board of directors. In that case, OMI has agreed to use its reasonable best efforts to cause our designees to be elected or appointed to its board of directors in a number proportionate to our share ownership (including shares owned by Teekay or TORM). Therefore, if we accept shares for payment pursuant to our offer, we will obtain control of the management of OMI shortly thereafter.
What is the market value of my shares as of a recent date?
     On March 15, 2007, the last full trading day before OMI announced plans to evaluate strategic alternatives, the last reported sale price of OMI common stock reported on the New York Stock Exchange was $22.93. On April 17, 2007, the last full trading day before the announcement of our intention to commence the offer, the last reported sale price of OMI common stock reported on the New York Stock Exchange was $27.74 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender in the offer.
What are the material U.S. federal income tax consequences of participating in the offer?
     In most circumstances, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Potential tax treatment is described in “The Offer — Section 5. Material U.S. Tax Considerations.”
Who can I talk to if I have questions about the offer?
     You can call Georgeson Inc., the information agent for the offer, at (212) 440-9800 (collect) or (866) 577-4989 (toll-free). See the back cover of this Offer to Purchase.

To the holders of Shares of OMI Corporation:
INTRODUCTION
     We, Omaha, Inc., a corporation organized under the laws of the Republic of The Marshall Islands (“we” or the “Purchaser”) and a jointly owned subsidiary of Teekay Shipping Corporation (“Teekay”), through its wholly owned subsidiary Teekay Acquisition Holdings LLC (“Teekay Acquisition Holdings”), and A/S Dampskibsselskabet TORM (“TORM” and together with Teekay, the "Parents”) are offering to purchase all outstanding shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the “Rights Agreement”) dated November 19, 1998, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent thereunder (the "Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Company” or “OMI”), at a purchase price of $29.25 per Share net to the seller in cash, without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     Shareholders of record who have Shares registered in their own names and tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer — Section 3. Procedure for Tendering Shares — Backup Withholding.” We will pay the charges and expenses of the Depositary and Georgeson Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17. Fees and Expenses.”
     We are making the Offer pursuant to a Transaction Agreement, dated April 17, 2007 (as the same may be amended, the “Transaction Agreement”), among the Parents, the Purchaser and the Company. The Transaction Agreement provides, among other things, that at the effective time of the Merger, OMI will merge with and into the Purchaser (the “Merger”), with the Purchaser continuing as the surviving corporation and a jointly owned subsidiary of Teekay and TORM. In the Merger, each outstanding Share (other than the Dissenting Shares (as defined below) and any Shares held by the Company, the Parents and any of their respective subsidiaries (including the Purchaser)) will be converted into the right to receive the price paid pursuant to the Offer, without interest. The Transaction Agreement is more fully described in “The Offer – Section 13. Transaction Documents – The Transaction Agreement.”
     The Board of Directors of the Company (the “Company Board”) has unanimously, among other things, (i) determined that the transactions contemplated by the Transaction Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the shareholders of the Company, (ii) approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, and (iii) determined to recommend that the shareholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Transaction Agreement and authorize the Merger.
     The Company advised the Purchaser that Perella Weinberg Partners LP (“Perella Weinberg Partners”), a financial advisor to the Company, has delivered to the Company Board its written opinion dated as of April 16, 2007 to the effect that, as of that date and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the $29.25 per Share in cash to be received by holders of Shares (other than Parents or any of their respective affiliates) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Perella Weinberg Partners, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Perella Weinberg Partners, is attached as Annex A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to shareholders of the Company with this Offer to Purchase. We recommend that you carefully read the full text of Perella Weinberg Partners’ opinion. The Perella Weinberg Partners opinion is not a recommendation as to whether the holders of Shares should tender their Shares pursuant to the Offer or how such holders should vote or otherwise act with respect to the Offer, the Merger or any other matter.
     The Offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions: (i) immediately prior to the Expiration Date (as defined below), there being validly tendered and not properly withdrawn a number of Shares which, together with the number of Shares then owned beneficially by the Parents, the Purchaser or any affiliate of any of them, represents at least a majority of the Shares outstanding on the Expiration Date on a fully diluted basis (the “Minimum Tender Condition”); (ii) any waiting periods, consents or other approvals under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, having expired, been terminated or been granted; and (iii) certain other terms and conditions described in “The Offer — Section 15. Conditions of the Offer.” There is no financing condition to the Offer.
     If by 5:00 p.m., New York City time, on Friday, May 25, 2007 (or any later time as determined, subject to the terms of the Transaction Agreement, following an extension of the period of time during which the Offer is open), any condition to the Offer is not satisfied or waived, we will extend the Offer for an additional period or periods, from time to time until all of the conditions are satisfied or waived, or until certain agreed extension periods have expired. We may, but are not required to, extend the Offer beyond October 31, 2007. We will also extend the offer for any period required by any rule, regulation, interpretation or position of the SEC (or the staff thereof) or the New York Stock Exchange (the “NYSE”) applicable to the Offer. Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. If we offer a subsequent offering period, withdrawal rights will not apply to either Shares tendered in such subsequent offering period or Shares previously tendered and accepted for payment. See “The Offer — Section 4. Withdrawal Rights.”
     The Company has represented in the Transaction Agreement that, as of April 17, 2007, there were (i) 61,984,900 Shares issued and outstanding (of which 2,415,610 Shares were restricted Shares), and (ii) outstanding options to purchase an aggregate of 37,000 Shares. Teekay currently owns 2,321,900 Shares. Based on the foregoing, and assuming that no Shares were issued by the Company after April 17, 2007 (including pursuant to stock option exercises), the Minimum Tender Condition will be satisfied if the Purchaser would acquire at least 28,670,551 Shares in the Offer.
     Shareholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3. Procedure for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.
     If we accept for payment and pay for any Shares pursuant to the Offer, the Transaction Agreement provides that we will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. We currently intend, as soon as practicable after consummation of the Offer, to exercise this right and to designate Arthur J. Bensler, Jesper Holmark, Klaus Kjærulff and Bjorn Moller, each of whom is an officer of Teekay or TORM and a member of our board of directors, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We expect that such board representatives would control the Company Board, which would permit us to exert substantial influence over the Company’s conduct of its business and operations. We and the Parents currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Transaction Agreement. Following the Merger, the members of our board of directors will be the directors of the surviving corporation of the Merger.
     Consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including the authorization of the Transaction Agreement by the shareholders of the Company, if such authorization is required under applicable law or regulation, and our purchase of Shares pursuant to the Offer. Under Section 96 of the Business Corporation Act of the Republic of The Marshall Islands (“Marshall Islands Law”), if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company’s shareholders. If we do not acquire at least 90% of the outstanding Shares, we would have to seek approval of the Transaction Agreement and the Merger by the Company’s shareholders at a meeting of the Company’s shareholders. Approval of the Transaction Agreement and the Merger at such a meeting would require the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. Thus, if the Minimum Tender Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Transaction Agreement and the Merger will be approved by the Company’s shareholders.
     The Company has granted us an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by the Parents or the Purchaser or any wholly owned subsidiary of the Parents or the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The Top-Up Option may be exercised by the Parents or the Purchaser, in whole or in part, at any time on or after the expiration date of the Offer and on or prior to the fifth business day after the expiration date of the Offer. Notwithstanding the foregoing, the obligation of the Company to deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the issuance of the Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s shareholders under applicable law or regulation (including, without limitation, NYSE rules and regulations), (iii) upon exercise of the Top-Up Option, the number of Shares owned by the Parents or the Purchaser or any wholly owned subsidiary of the Parents or the Purchaser constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, and (iv) the Purchaser has accepted for payment and paid for all Shares validly tendered in the Offer and not properly withdrawn.
     The Company pays quarterly cash dividends on the Shares. The Transaction Agreement provides that the Company may declare and pay up to one quarterly dividend for the second quarter of 2007, in an amount not to exceed $0.15 per Share, prorated as set forth in the following sentence. The amount of such dividend will be calculated by prorating the Company’s regular quarterly dividend amount ($0.15 per Share) by the number of days beginning on and including April 1, 2007 through and including the date we accept for payment and pay for any Shares tendered in the Offer, subject to a maximum amount of $0.15 per Share. If we acquire control of the Company through the Offer, we currently intend that no additional dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company pursuant to the Merger.
     You should carefully read each of this Offer to Purchase and the Letter of Transmittal in their entirety before making a decision with respect to the Offer because they contain important information.
THE OFFER
1. Terms of the Offer.
     Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not properly withdrawn. The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, May 25, 2007, unless extended, in which event “Expiration Date” means that later time and date at which the Offer, as so extended, shall expire.
     The Parents, we, and the Company have agreed in the Transaction Agreement that we may, without the consent of the Company, and will, if requested by the Company,
(i)	extend the Offer for one or more periods of time up to ten business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer is not satisfied or waived; provided, however, that we are not required to extend the Offer more than one such period if the only condition not satisfied is the Minimum Tender Condition;

(ii)	extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the NYSE applicable to the Offer; or

(iii)	provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act.
     With respect to (i) above, so long as the Offer and the Transaction Agreement have not been terminated,
•	if, as of any Expiration Date, all of the conditions to the Offer (other than the Minimum Tender Condition) have been satisfied or waived by the Purchaser, we will extend the Offer for a period of five business days in order to permit the satisfaction of the Minimum Tender Condition; provided however, that if at the end of such five business day extension period, the Minimum Tender Condition is not satisfied, we are not required to make any further extensions of the Offer; and
•	if, as of any Expiration Date, the conditions to the Offer relating to the Company’s performance of its covenants and obligations and the truth and accuracy of the Company’s representations and warranties, each pursuant to the Transaction Agreement, are not satisfied and have not been waived, the Company may request that we extend the Offer to allow the Company time to cure such breach of its representations and warranties, or failure to comply with any of its covenants. Such extension will only be made to the extent the Company is entitled to attempt to cure such breach or failure to comply pursuant to the Transaction Agreement. We are not required to make any further extension if the Company fails to satisfy those conditions at the expiration date of such cure period.
     In addition, if fewer than 90% of the total number of outstanding Shares have been validly tendered and not properly withdrawn on the Expiration Date, we will, if requested by the Company, make available a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act for a period of time determined by us, but not less than five business days.
     The Offer Price may be increased and the Offer may be extended if required by applicable law in connection with such increase, in each case without the consent of the Company.
     During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering shareholder to withdraw his or her Shares.
     Notwithstanding the foregoing, we may, but are not required to, extend the Offer beyond October 31, 2007.
     We reserve the right to waive any conditions to the Offer and to make changes in the terms of the Offer, subject to our agreement in the Transaction Agreement that we will not, without the prior written consent of the Company, (i) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (ii) amend or waive the Minimum Tender Condition, (iii) impose conditions in addition to those set forth in “The Offer — Section 15. Conditions of the Offer” or modify any such condition in a manner adverse to the Company’s shareholders, or (iv) otherwise change the terms or conditions of the Offer in a manner adverse to the Company’s shareholders.
     The Offer is subject to the conditions set forth in “The Offer — Section 15. Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition and any waiting periods, consents or approvals under applicable antitrust laws having expired, been terminated or been granted. Based on the Company’s representation in the Transaction Agreement that, as of April 17, 2007, there were 61,984,900 Shares issued and outstanding, and assuming that no Shares were issued by the Company after April 17, 2007 (including pursuant to stock option exercises), the minimum number of Shares that must be tendered in order to achieve the Minimum Tender Condition is 28,670,551. The Company’s directors and executive officers collectively beneficially owned as of April 17, 2007, 3,387,007 Shares (excluding Shares issuable upon exercise of outstanding options), representing approximately 5.46% of the Company’s then issued and outstanding Shares. The Company has been advised by each of its directors and executive officers that, as of April 17, 2007, each such person intended to tender all Shares owned by such person into the Offer.
     If any condition of the Offer is not satisfied on or prior to the Extension Date, subject to the terms and conditions contained in the Transaction Agreement, and the applicable rules and regulations of the SEC, we (i) are not required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, pending satisfaction or waiver of the conditions to the Offer, (iii) may terminate or amend the Offer as to Shares not then paid for, provided that any amendment of the Offer in a manner adverse to the holders of Shares would require the Company’s approval, and (iv) may, and we expressly reserve the right to, waive such condition (other than the Minimum Tender Condition) and purchase all Shares validly tendered prior to the Expiration Date, and not properly withdrawn. Notwithstanding the fact that we reserve the right to assert the existence of any condition to the Offer that is not satisfied, we understand that all conditions to the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived prior to the Expiration Date.
     Except as set forth above, and subject to the terms and conditions contained in the Transaction Agreement and the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or make any permitted amendments to the Offer. If we change the number of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
     If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer — Section 4. Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to the rules and regulations of the SEC (which require that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer) and to the terms of the Transaction Agreement.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date or amendment of the Offer.
     After the expiration of the Offer and acceptance of the Shares tendered in the Offer and not properly withdrawn, we may, but are not obligated to, provide one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”) if, as of the commencement of each such period, there shall not have been validly tendered and not properly withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of shareholders of the Company, in accordance with Marshall Islands Law. Pursuant to Rule 14d-11 under the Exchange Act, we may provide a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in a Subsequent Offering Period, if one is provided.
     We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to provide or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

     In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2. Acceptance for Payment; Payment.
     Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not properly withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer — Section 15. Conditions of the Offer.” Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act and subject to the terms and conditions of the Transaction Agreement, we reserve the right, in our reasonable discretion, to delay the acceptance for payment of, or payment for, Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental regulatory approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.
     We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as our agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3. Procedure for Tendering Shares — Book-Entry Transfer”)), (ii) a properly completed and duly executed Letter of Transmittal (or copy thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3. Procedure for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.
     For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
     We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.
     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.
3. Procedure for Tendering Shares.
     Valid Tender of Shares. To validly tender Shares pursuant to the Offer, you must, prior to the Expiration Date, either (i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or copy thereof) with any required signature guarantees, (b) certificates for the Shares to be tendered and (c) any other documents required by the Letter of Transmittal, (ii) cause your broker, dealer, commercial bank, trust company or custodian to tender such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal) or (iii) comply with the guaranteed delivery procedure described below.
     Pursuant to the Rights Agreement, until the close of business on the Distribution Date (as defined in the Rights Agreement), the Rights will be transferred with and only with the certificates for Common Stock and the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to an amendment to the Rights Agreement, no Distribution Date will occur by reason of the commencement of the Offer, the acceptance for payment of, or the payment for, Shares pursuant to the Offer or the consummation of the Merger or the other transactions contemplated by the Transaction Agreement.
     If separate certificates representing the Rights are issued to holders of Shares prior to the time a holder’s Shares are tendered pursuant to the Offer, certificates representing the number of Rights equal to the number of Shares tendered must be delivered to the Depositary, or, if available, a book-entry confirmation must be received by the Depositary with respect thereto, in order for such Shares to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Offer, Rights may be tendered prior to a holder receiving the certificates for Rights by use of the guaranteed delivery procedures described below. A tender of Shares constitutes an agreement by the tendering holder to deliver certificates representing all Rights formerly associated with the number of Shares tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a book-entry confirmation with respect to, Rights (the “Rights Delivery Period”). However, after expiration of the Rights Delivery Period, we may elect to reject as invalid a tender of shares of Common Stock with respect to which certificates for, or a book-entry confirmation with respect to, the number of Rights required to be tendered with such shares of Common Stock have not been received by the Depositary. Nevertheless, we will be entitled to accept for payment Shares tendered by a holder prior to receipt of the certificates for the Rights required to be tendered with such Shares, or a book-entry confirmation with respect to such Rights, and either (i) subject to complying with applicable rules and regulations of the SEC, withhold payment for such Shares pending receipt of the certificates for, or a book-entry confirmation with respect to, such Rights or (ii) make payment for Shares accepted for payment pending receipt of the certificates for, or a book-entry confirmation with respect to, such Rights in reliance upon the agreement of a tendering holder to deliver Rights and such guaranteed delivery procedures. Any determination by us to make payment for Shares in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in our sole discretion.
     The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility (as defined herein), is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.
     The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares validly tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.
     Shareholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3. Procedure for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.
     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a copy thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message (in lieu of the Letter of Transmittal) and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.
     Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
     Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless validly tender such Shares if all of the following conditions are met:
     (i) such tender is made by or through an Eligible Institution;
     (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and
     (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or copy thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.
     The Notice of Guaranteed Delivery may be delivered to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
     Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding. Backup withholding is not an additional tax. If backup withholding applies to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability if certain information is provided to the Internal Revenue Service.
     Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares validly tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 27, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders).
     The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

     Determination of Validity. We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right, in our sole discretion, subject to the terms of the Transaction Agreement, to waive any defect or irregularity in any tender with respect to the Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Where “our sole discretion” is referenced in this subsection, we intend to exercise such discretion reasonably.
4. Withdrawal Rights.
     You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after June 25, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.
     For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice of withdrawal must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer — Section 3. Procedure for Tendering Shares” at any time before the Expiration Date.
     If we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.
     We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
5. Material U.S. Tax Considerations.
     The U.S. federal income tax discussion set forth below is included for information purposes only and is based upon present law. The following is a summary of the material U.S. federal income tax consequences of the Offer to OMI shareholders. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations under the Code, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary applies only to shareholders who hold their Shares as capital assets. The summary below does not purport to address all tax considerations that may be relevant to a particular shareholder in light of such holder’s individual circumstances or to shareholders that may be subject to special treatment under United States federal income tax law, including, but not limited to (1) financial institutions, (2) investors in pass-through entities, (3) tax-exempt organizations, (4)

shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, and (5) shareholders who are not citizens or residents of the United States. Furthermore, this summary does not address alternative minimum taxes or any tax consequences under the laws of any state, local or foreign jurisdiction.
     Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.
     A shareholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer — Section 3. Procedure for Tendering Shares — Backup Withholding.”
6. Price Range of Shares; Dividends.
     The Shares are listed and principally traded on NYSE under the symbol OMM. The following table sets forth for the periods indicated the high and low sales prices per Share on NYSE as reported in published financial sources:

	High	Low
Fiscal year ended December 31, 2005
First Quarter	$21.30	$15.21
Second Quarter	$19.94	$16.70
Third Quarter	$20.38	$16.17
Fourth Quarter	$20.18	$16.47

Fiscal year ended December 31, 2006
First Quarter	$18.95	$16.25
Second Quarter	$22.06	$17.79
Third Quarter	$24.18	$20.01
Fourth Quarter	$24.34	$20.05

Fiscal year ending December 31, 2007
First Quarter	$27.26	$20.50
Second Quarter (through April 26, 2007)	$29.87	$26.32
     If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to our acquisition of the entire equity interest in the Company. For the avoidance of doubt, the Transaction Agreement provides that the Company may declare and pay one prorated quarterly dividend, not to exceed $0.15 per share, prior to the date we accept for payment and pay for any Shares tendered in the Offer. See “The Offer – Section 14. Dividends and Distributions.”
     On March 15, 2007, the last full trading day before OMI announced its intentions to evaluate a range of strategic alternatives to further enhance shareholder value, the last reported sale price of OMI common stock reported on the NYSE was $22.93. On April 17, 2007, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on NYSE was $27.74 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender in the Offer.
7.	Possible Effects of the Offer on the Market for the Shares; Share Listing; Registration under the Exchange Act; Margin Regulations.
     Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.
     Share Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, the number of total shareholders is less than 400 or the number of publicly held Shares is less than 600,000. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing on the NYSE will be discontinued. In the event the Shares were no longer listed on the NYSE, price quotations might still be available from other sources. The extent of a public market for the Shares and availability of such quotations would, however, depend upon factors such as the number of holders, the aggregate market value of the publicly held Shares, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.
     Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or NYSE reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.
     Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8. Certain Information Concerning the Company.
     The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of the Purchaser, the Parents, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, the Parents, the Information Agent or the Depositary.
     General. The Company is a corporation organized under the laws of the Republic of The Marshall Islands with its principal executive offices located at One Station Place, Stamford, Connecticut, 06902. The Company’s telephone number is (203) 602-6700. The Company is a leading provider of seaborne transportation services for crude oil and refined petroleum products, and operates in the international shipping market.
     Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov. You should carefully read the Schedule 14D-9 to be filed by the Company with the SEC before making a decision with respect to the Offer because it contains important information regarding the Company. The Schedule 14D-9 is being mailed to shareholders of the Company with this Offer to Purchase.
9. Certain Information Concerning the Purchaser and the Parents.
     Purchaser. We are a corporation incorporated under Marshall Islands Law. Our principal executive offices are located at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. The telephone number of our principal executive offices is (242) 502-8820. We were incorporated on April 16, 2007 and, to date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a jointly owned subsidiary of Teekay, through its wholly owned subsidiary Teekay Acquisition Holdings (as described below), and TORM.
     Teekay. Teekay is a corporation incorporated under Marshall Islands Law, with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. The telephone number of Teekay’s principal executive offices is (242) 502-8820. Teekay was founded in 1973 as Teekay Shipping Group. In 1993, Teekay Shipping Group was restructured and incorporated as Teekay Shipping Corporation. On July 25, 1995, Teekay became a public company listed on the New York Stock Exchange.
     Teekay is a leading provider of international crude oil and petroleum product transportation services. Since 2004, Teekay has also transported liquefied natural gas (or LNG). Through Teekay’s acquisition of Petrojarl during 2006, it has expanded into the offshore oil production and processing sector. As at December 31, 2006, Teekay’s fleet (excluding vessels managed for third parties) consisted of 158 vessels (including 47 vessels time-chartered-in and 26 newbuildings on order). Teekay’s conventional oil tankers provide a total cargo-carrying capacity of approximately 14.9 million deadweight tonnes, Teekay’s LNG carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.0 million cubic meters, and Teekay’s floating production, storage and offloading units have total production capacity of approximately 0.3 million barrels per day.
     Teekay Acquisition Holdings. Teekay Acquisition Holdings is a limited liability company formed under Marshall Islands Law, with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. The telephone number of Teekay Acquisition Holdings’ principal executive offices is (242) 502-8820. Teekay Acquisition Holdings was formed on April 16, 2007 and, to date, Teekay Acquisition Holdings has engaged in no activities other than those incident to entering into a joint venture arrangement with Teekay and TORM related to the Purchaser. Teekay Acquisition Holdings is a wholly owned subsidiary of Teekay.
     TORM. TORM is a shipping company founded in 1889 and organized under the laws of the Kingdom of Denmark with its principal executive offices at Tuborg Havnevej 18, DK-2900, Hellerup, Denmark. The telephone number of TORM’s principal executive offices is +45 39179200.
     TORM is engaged primarily in the ownership and operation of product tankers and dry bulk carriers. TORM’s product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. TORM’s dry bulk vessels carry commodities such as coal, iron ore and grain. TORM’s vessels trade worldwide. As of December 31, 2006, TORM’s fleet of owned vessels consisted of 31 product tankers and five dry bulk carriers with a total tonnage of those vessels of approximately 2.3 million deadweight ton. In addition, and to a large extent through pooling arrangements with other respected shipping companies, TORM chartered nine product tankers and nine dry bulk carriers and commercially managed approximately 43 vessels for third party owners and charterers.
     Directors and Executive Officers. The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Teekay, Teekay Acquisition Holdings, TORM and the Purchaser, as well as certain other information, are set forth on Annex I hereto.

     Except for Teekay’s acquisition and ownership of 2,321,900 Shares and except as set forth elsewhere in this Offer to Purchase: (i) none of the Purchaser and, to the Parents’, Teekay Acquisition Holdings’ and the Purchaser’s knowledge, the persons listed in Annex I hereto or any affiliate or majority owned subsidiary of the Parents, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the Parents, Teekay Acquisition Holdings, the Purchaser and, to the Parents’, Teekay Acquisition Holdings’ and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the Parents, Teekay Acquisition Holdings, the Purchaser and, to the Parents’, Teekay Acquisition Holdings’ and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between the Parents, Teekay Acquisition Holdings, the Purchaser, their respective subsidiaries or, to the Parents’, Teekay Acquisition Holdings’ and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the Parents, Teekay Acquisition Holdings, the Purchaser, their respective subsidiaries or, to the Parents’, Teekay Acquisition Holdings’ and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
     Additional Information. Teekay and TORM are subject to certain informational requirements of the Exchange Act. As foreign private issuers, they are exempt under the Exchange Act from, among other things, the rules relating to the furnishing and content of proxy statements, and their respective executive officers, directors and principal stakeholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Teekay and TORM are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, in addition to the applicable reporting requirements under the Exchange Act, both Teekay and TORM have made available, and currently intend to continue to make available, quarterly reports containing their unaudited interim financial information for each of the first three fiscal quarters of each fiscal year. . Reports and other information filed with or furnished to the SEC by Teekay and TORM may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.
10. Source and Amount of Funds.
     The Offer is not conditioned upon the Parents’ or the Purchaser’s ability to finance the purchase of the Shares and to consummate the Offer and the Merger and the other transactions contemplated by the Transaction Agreement. The Parents estimate that the total cost of acquiring the Company will be approximately $2.2 billion. This includes approximately $1.8 billion to purchase all of the outstanding Shares pursuant to the Offer and the Merger, in addition to the assumption of certain existing indebtedness of the Company and payment of transaction costs and all other related costs. The Purchaser will be provided all required funds for the acquisitions of the Company by the Parents through shareholder loans, and the Parents intend to obtain such funds through a combination of (i) debt financing in an aggregate principal amount of up to $1.4 billion to be provided by certain lenders (as described below) and (ii) available cash for the balance. Parents will provide the Purchaser with sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate the Offer and the Merger.
     The Parents currently intend to obtain a portion of the funds through two loan facilities, with one loan facility to be provided to Teekay by HSH Nordbank AG (the “Teekay Credit Facility”) and the other loan facility to be provided to TORM by HSH Nordbank AG and Danske Bank A/S (the “TORM Credit Facility,” and together with the Teekay Credit Facility, the “Credit Facilities”). HSH Nordbank AG and Danske Bank A/S are referred to collectively as the “Arrangers.”
     The Parents have received a commitment letter for the Teekay Credit Facility (the “Teekay Commitment Letter”) and a commitment letter for the TORM Credit Facility (the “TORM Commitment Letter”) from the Arrangers. Pursuant to the Teekay Commitment Letter, HSH Nordbank AG has agreed to lend Teekay up to $1.4 billion, which amount is to be reduced pro rata to match Teekay’s direct or indirect ownership of the Purchaser. Pursuant to the TORM Commitment Letter, the Arrangers have agreed to lend TORM up to $700 million.
     The Teekay Credit Facility will be a term loan. Borrowings under the Teekay Credit Facility will bear interest at an aggregate rate per annum equal to (i) the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars and (ii) a margin of 50 basis points, and interest will be determined for periods of one, two, three or six months (at Teekay’s option). Default interest will accrue on any overdue amount payable under the Teekay Credit Facility at a rate of 2.0% per annum in excess of the otherwise applicable interest rate. Teekay will be subject to a commitment fee of twenty basis points on the undrawn portion of the Teekay Credit Facility and will pay an upfront fee of ten basis points on the maximum facility amount. Teekay will be obligated to pay an additional ten basis points on the first drawing under the Teekay Credit Facility, which will be available once Teekay or the Purchaser owns 10% of the Shares and in any case no later than August 31, 2007. The Teekay Credit Facility will mature 364 days from the signing of the Teekay Credit Facility documentation. The Teekay Credit Facility will be governed by a facility agreement and security documentation to be prepared by legal counsel to HSH Nordbank AG. The Teekay Credit Facility will include customary representations and warranties, conditions precedent, events of default and affirmative, negative and financial covenants, including that Teekay will maintain free liquidity of not less than $50,000,000 at all times and will also maintain free liquidity plus undrawn committed credited lines of not less than 5% of total debt, each of these to be tested quarterly. HSH Nordbank AG may assign all or a portion of its commitments under the Teekay Credit Facility or sell participations therein; however, Teekay understands that HSH Nordbank AG currently does not intend to syndicate the Teekay Credit Facility. The governing law of the Teekay Credit Facility will be English law.
     The Teekay Credit Facility will be secured by (i) an unconditional and irrevocable guarantee from Teekay and (ii) a first priority pledge over all shareholder loans made by Teekay to the Purchaser. In addition, Teekay will attempt to procure the support of TORM to permit a negative pledge over the Purchaser’s shareholding in the Company. If Teekay were to purchase the Company on a sole basis, Teekay would provide a pledge of any acquired Shares. If, based on advice of counsel, such a pledge is not possible, Teekay will grant a negative pledge over any Shares purchased.
     The TORM Credit Facility will be a term loan. Borrowings under the TORM Credit Facility will bear interest at an aggregate rate per annum equal to (i) LIBOR for the corresponding deposits of U.S. dollars and (ii) a margin of 50 basis points, and interest will be determined for periods of one, two, three or six months (at TORM’s option). Default interest will accrue on any overdue amount payable under the TORM Credit Facility at a rate of 2.0% per annum in excess of the otherwise applicable interest rate. TORM is currently subject to a commitment fee of twenty-five basis points on the TORM Credit Facility and has paid an upfront fee of five basis points on the maximum facility amount. TORM will be obligated to pay an additional fifteen basis points on the first drawing under the TORM Credit Facility, which will be available once the Purchaser owns 50% of the Shares and in any case no later than July 31, 2007. The TORM Credit Facility will mature 364 days from the signing of the TORM Credit Facility documentation.
     The TORM Credit Facility will be governed by a facility agreement and security documentation to be prepared by legal counsel to Arrangers. Other material terms and conditions of the TORM Credit Facility include: (i) change of control of TORM will be a mandatory prepayment event; (ii) TORM’s share of any dividends from the Company or the Purchaser will be a mandatory prepayment event in respect of such amount, unless such dividends are in the aggregate less than $25 million; (iii) TORM’s equity ratio must be greater than 25%; (iv) TORM must on a consolidated basis have cash and cash equivalents of a minimum of $25,000,000; (iv) TORM’s consolidated book equity must exceed DKK 1,250,000,000; (v) at the request of an Arranger, TORM will forward a compliance certificate to the administrative agent no later than 30 days after the end of each quarter confirming compliance with the financial covenants and confirming that no breach thereof is reasonably anticipated; and (vi) customary representations and warranties, conditions precedent, events of default and affirmative and negative covenants. Arrangers may assign all or a portion of its commitments under the TORM Credit Facility or sell participations therein; however, TORM understands that Arrangers currently do not intend to syndicate the TORM Credit Facility. The governing law of the TORM Credit Facility will be Danish law.
     The TORM Credit Facility will be secured by (i) a first priority pledge over all shareholder loans to the Purchaser and (iii) a first priority negative pledge over TORM’s shares of the Purchaser and the Company.
     The foregoing summary of the source and amount of funds is subject to preparation and completion of definitive credit agreements for the Credit Facilities. If and when definitive agreements relating to the Credit Facilities are executed, copies will be filed as exhibits to an amendment to the Tender Offer Statement on Schedule TO relating to the Offer which the Purchaser has filed with the SEC (the “Schedule TO”). There are currently no alternative financing arrangements in the event the primary financing becomes unavailable, nor are there any plans to finance or repay the Credit Facilities described above, other than pursuant to their respective terms.
     The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the shares of Common Stock) if such credit is secured directly or indirectly by margin stock. The Purchaser believes that the financing of the acquisition of the shares of Common Stock will not be subject to the margin regulations.
11. Background of the Offer; Past Contacts or Negotiations with the Company.
     From time to time representatives of Teekay, TORM and the Company communicate with each other in the ordinary course of business.
     On February 12, 2007, during an ordinary course luncheon meeting between senior executives of Teekay and the Company, the Teekay executive inquired whether the Company intended to continue to pursue its business strategy on a standalone basis or would be open to consider a potential business combination transaction. The Company representative indicated to the Teekay representative that, depending on its terms, the Company would consider a strategic proposal, including from Teekay. The Teekay representative communicated that Teekay might be interested in pursuing a strategic transaction with the Company, subject to review by Teekay management and its board of directors.
     On March 13, 2007, TORM submitted to the Company a proposal to acquire all of the outstanding Shares for $25.20 per share, 75% of which would be paid in cash consideration with the balance paid in TORM common stock.
     On March 16, 2007, the Company published a press release announcing that it had initiated a process to explore strategic alternatives with the assistance of Perella Weinberg Partners and Fearnley Fonds ASA. Later that week, representatives of Perella Weinberg Partners separately contacted each of Teekay and TORM to determine if they were interested in pursuing a business combination or other strategic transaction with the Company and provided to each of Teekay and TORM a form of confidentiality agreement to be executed in order to receive any non-public information regarding the Company.
     On March 22, 2007, Teekay and TORM discussed and agreed to their mutually pursuing the acquisition of the Company by means of a joint venture.
     On March 22 and 23, 2007, each of TORM and Teekay, respectively, entered into a confidentiality agreement with the Company to facilitate the sharing of information with respect to their discussions.
     Between March 22, 2007 and April 12, 2007, Teekay, its legal advisor, Perkins Coie LLP ("Perkins Coie"), TORM, its U.S. legal advisor, White & Case LLP ("White & Case"), and its Danish legal advisor, Gorrissen Federspiel Kierkegaard ("GFK"), negotiated the general terms of the joint venture to be formed by Teekay and TORM, including the division of assets and liabilities of the Company between Teekay and TORM following acquisition of the Company.
     On March 26, 2007, representatives of Perella Weinberg Partners provided Teekay and TORM with access to an online data room containing materials concerning the Company and its subsidiaries in order to conduct a due diligence review in connection with their consideration of a possible strategic transaction with the Company.
     From March 26 to April 17, 2007, representatives of Teekay and TORM and their respective advisors continued their due diligence investigation of the Company, including discussions with representatives of the Company and its financial advisors and participation in a video conference on April 2, 2007 with members of the Company’s senior management team to discuss due diligence questions, and the inspection by Teekay of selected Company assets.

     On March 29, 2007, representatives of Perella Weinberg Partners provided to Teekay and TORM a process instruction letter requesting, by April 12, 2007, a written proposal for a strategic transaction involving the Company. The parties were also notified that the form of transaction agreement would be distributed on April 2, 2007 and that the written proposal should include comments to such form. Representatives of Perella Weinberg Partners indicated that the draft transaction agreement would contemplate a two-step cash transaction, involving a tender offer followed by a merger, but that the Company would consider any form of strategic transaction or consideration.
     On April 2, 2007, the form of transaction agreement prepared by the Company’s legal advisor, Jones Day, was posted to the online data room.
     From April 2, 2007 until April 12, 2007, Perkins Coie, White & Case and GFK negotiated among themselves Parents’ collective comments to the form of transaction agreement.
     On April 10, 2007, the Board of Directors of Teekay convened and unanimously approved the joint venture with TORM and the acquisition of the Company, with the offer price per share to be negotiated between Teekay and TORM.
     On April 10, 2007, the Board of Directors of TORM convened and unanimously approved the joint venture with Teekay and the acquisition of the Company, with the offer price per share to be negotiated between Teekay and TORM.
     On April 11 and 12, 2007, representatives of Teekay met with representatives of White & Case in New York, with representatives of Perkins Coie, GFK and TORM attending by telephonic conference, to finalize the basic terms of the joint venture, comments to the form of transaction agreement and Parents’ bid letter.
     On April 12, 2007, after an internal telephone conference to determine the offer price per share, Teekay and TORM delivered a joint bid letter to Perella Weinberg Partners, the Company and Jones Day providing for an all-cash transaction at $28.00 per share for all outstanding Shares. Included with the bid letter were Perkins Coie’s, White & Case’s and GFK’s collective comments to the form of transaction agreement.
     From April 12, 2007 to April 17, 2007, Teekay, TORM, Perkins Coie, White & Case and GFK negotiated the definitive joint venture agreement between Teekay and TORM, reflecting the terms previously agreed upon by the parties.
     On April 14, 2007, representatives of Perella Weinberg Partners invited Teekay and TORM to submit a revised proposal by the afternoon of April 15, 2007. Teekay and TORM continued discussions with respect to the acquisition price per share and submitted an amended proposal on April 15, 2007, which increased their offer price per share to $29.25, including a provision that the Company would declare and pay one prorated quarterly dividend, not to exceed $0.15 per share, for the period from April 1, 2007 through and including the date Teekay and TORM accept for payment and pay for any Shares tendered in the Offer. The closing price per share of the Common Stock on April 13, 2007, the last trading day prior to such offer price increase, was $27.77.
     On April 16, 2007, representatives of Perella Weinberg Partners advised Teekay and TORM that the Company’s board of directors had directed Jones Day to focus negotiations with representatives of Teekay and TORM to determine if an acceptable transaction could be negotiated, including a definitive transaction agreement. On the same day, Jones Day delivered to Perkins Coie, White & Case and GFK a revised draft of the transaction agreement responding to comments of such other firms reflected in the mark-up submitted with the joint proposal and representatives of the law firms engaged in extensive discussions about the agreement.
     Throughout April 16 and 17, 2007, representatives of Jones Day, Perkins Coie, White & Case and GFK and representatives of Teekay, TORM and the Company negotiated the definitive transaction agreement. On April 17, 2007, the Company, Parent and the Purchaser executed the Transaction Agreement and Teekay, Teekay Acquisition Holdings and TORM entered into a joint venture agreement (as the same may be amended, the “JV Agreement”). Following the close of market on that day, the Company, Teekay and TORM published a joint press release announcing the Transaction Agreement.

12. Purpose of the Offer; Approval of the Merger; Dissenters’ Rights
     Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Transaction Agreement, the Purchaser is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board proportionate to the Purchaser’s ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Transaction Agreement. Pursuant to the Merger, the outstanding Shares not owned by the Parents, the Company or their respective subsidiaries (including the Purchaser), excluding the Dissenting Shares (as defined below), will be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer, without interest.
     If we accept for payment and pay for any Shares pursuant to the Offer, the Transaction Agreement provides that we will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. We currently intend, promptly after consummation of the Offer, to exercise this right and to designate Arthur J. Bensler, Jesper Holmark, Klaus Kjærulff and Bjorn Moller, each of whom is an officer of Teekay or TORM and a director of the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such board representatives would control the Company Board, which would permit the Parents to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the then outstanding Shares, the Company is expected to be merged with and into the Purchaser. The Parents and the Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Transaction Agreement, to consummate the Merger pursuant to the Transaction Agreement. The director or directors of the Purchaser immediately prior to the consummation of the Merger will continue to be the director or directors of the Purchaser, as the surviving corporation, following the Merger. See “The Offer — Section 13. Transaction Documents — The Transaction Agreement.”
     Pursuant to the JV Agreement, Teekay Acquisition Holdings and TORM have formed the Purchaser to acquire the Company. Following the Merger, Teekay and TORM have agreed to dissolve the Purchaser, as the surviving corporation of the Merger, and to distribute the assets and liabilities of the Company in a manner that generally allocates equivalent value between the parties. The JV Agreement contemplates that the following assets of the Company, or ship-owning subsidiaries of the Company that own such assets, will be distributed to Teekay:
•	the Company’s 13 Suezmax tankers (Angelica, Janet, Adair, Arlene, Ingeborg, Dakota, Delaware, Cape Bonny, Cape Bastia, HS Alcina, Cape Bantry, Max Jacob and Oliver Jacob);
•	eight of the Company’s product tankers (Brazos, Lauren, Jeanette, Guadaloupe, Rhine, Orontes, Seine and Newbuilding #2 (March 2009 delivery));
•	bareboat and time charter contracts relating to these vessels; and
•	the Company’s rights under its marketing alliance known as Alliance Chartering LLC with Frontline Ltd. and in the Gemini Suezmax tanker pool.
     The JV Agreement contemplates that the following assets of the Company, or ship-owning subsidiaries of the Company that own such assets, will be distributed to TORM:
•	the Company’s remaining 26 product tankers (Wabash, Kansas, Republican, Platte, Thames, Horizon, Rosetta, Moselle, San Jancinto, Amazon, Neches, Tevere, Fox, Garonne, Loire, Saone, Charente, Ohio, Rhone, Madison, Trinity, King Edward, Tamar, Ottawa, King Ernest and Newbuilding #1 (January 2009 delivery));
•	bareboat and time charter contracts relating to these vessels;
•	the Company’s rights in the Libra product tanker pool; and
•	other than the Indian crew with respect to vessels to be distributed to Teekay, the Company’s operations in India.

     Teekay and TORM have assigned to the vessels and related contracts and certain other assets specific values for purposes of allocating assets between them. All remaining assets and liabilities will be valued at their respective book values on our records. Teekay and TORM will make appropriate adjustments or payments between them as needed so that the aggregate value of assets allocated to each of them is equal, other than for certain expenses to be borne solely by one party or the other. See “The Offer – Section 13. Transaction Documents – Joint Venture Agreement.”
     The Transaction Agreement provides that, following the Merger, the directors of the Purchaser will become the directors of the surviving corporation and the officers of the Company will become the officers of the surviving corporation. The JV Agreement permits the board of directors of the Purchaser to appoint co-presidents (which it may elect to do in the future), one of which is designated by Teekay or its affiliates and one or which is designated by TORM or its affiliates.
     In connection with the Offer and the transactions contemplated by the Transaction Agreement, the Parents and the Purchaser may take action to retire the Company’s outstanding 7.625% Senior Notes Due 2013 and the 2.875% Convertible Notes Due 2024. See “The Offer – Section 13. Transaction Documents – The Transaction Agreement.”
     Except as described above or elsewhere in this Offer to Purchase, the Parents, Teekay Acquisition Holdings and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or indebtedness, (iv) any change in the present board of directors or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of equity securities of the Company being delisted from a national securities exchange, or (vii) the Company becoming eligible for termination of securities registration.
     Approval of the Merger. Under Marshall Islands Law, the approval of the Company Board is, and the affirmative vote of the holders of a majority of the Shares (and with respect to any class of Shares that is entitled to vote as a class, a majority of such class) entitled to vote may be, required to approve and adopt the Transaction Agreement and the transactions contemplated thereby, including the Merger, following consummation of the Offer. The Company Board has unanimously approved and adopted the Transaction Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under Marshall Islands Law described below, the only remaining required corporate action of the Company is the adoption of the Transaction Agreement by the affirmative vote of the holders of a majority of the Shares. If shareholder approval for the Merger is required, the Parents intend to cause the Company Board to set the record date for the shareholder approval for a date as soon as practicable after the consummation of the Offer. Accordingly, if the Minimum Tender Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Transaction Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders.
     Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated, shareholders will have certain rights under Sections 100 and 101 of Marshall Islands Law to dissent and demand payment in cash of the fair value of their Shares (the "Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day prior to the date on which the shareholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting shareholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity.
     If any holder of Shares who demands payment as a dissenting shareholder under Sections 100 and 101 of Marshall Islands Law fails to perfect, or effectively withdraws or loses his dissenters’ rights as provided under Marshall Islands Law, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Offer. A shareholder may withdraw his demand for payment as a dissenting shareholder by delivering to us a written withdrawal of his demand for payment and acceptance of the Merger.

     The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Marshall Islands Law and is qualified in its entirety by reference to Marshall Islands Law. See “Annex II — Sections 100 and 101 of the Business Corporation Act of the Republic of The Marshall Islands – Dissenters’ Rights.”
13. Transaction Documents.
The Transaction Agreement
     The following summary of the material terms of the Transaction Agreement is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 8-K filed by the Company on April 20, 2007. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Transaction Agreement. The Transaction Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in “The Offer — Section 8. Certain Information Concerning the Company – Additional Information.”
     Explanatory Note Regarding Summary of Transaction Agreement and Representations and Warranties in the Transaction Agreement. The summary of the terms of the Transaction Agreement is intended to provide information about the terms of the Offer and the Merger. The terms and information in the Transaction Agreement should not be relied on as disclosure about Teekay, TORM or the Company without consideration to the entirety of public disclosure by Teekay, TORM or the Company as set forth in all of their respective public reports filed with or furnished to the SEC. The terms of the Transaction Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, among the parties in relation to the Offer and the Merger. In particular, the representations and warranties made by the parties to each other in the Transaction Agreement have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Offer and the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. None of Teekay, TORM or the Company undertakes any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.
     The Offer. The Transaction Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 15. Conditions of the Offer.”
     The Merger. The Transaction Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Company will be merged with and into the Purchaser, and each then outstanding Share (other than Dissenting Shares and any Shares then owned by the Company, the Parents, the Purchaser or any subsidiary of the Company, the Parents or the Purchaser) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest. The Purchaser will be the surviving corporation of the Merger and the separate corporate existence of the Company will cease.
     Treatment of Stock Options in the Merger. The Transaction Agreement provides that, as of the date the Purchaser accepts for payment and pays for any Shares tendered in the Offer, each option to purchase Shares under any of the (i) OMI Corporation 2001 Restricted Stock Plan, (ii) 1998 OMI Stock Option Plan for Non-Employee Directors, (iii) OMI Corporation 1998 Stock Option Plan, (iv) OMI Corporation 2003 Stock Incentive Plans, (v) OMI Corporation 2006 Incentive Compensation Plan and (vi) any agreement providing for a right to purchase or acquire Shares (collectively, the “Company Option Plans”) that is outstanding immediately prior to such date, whether or not then vested or exercisable, will be cancelled and the holder of such option will receive on such date from the Company, or as soon as practicable thereafter from the Purchaser, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such option, less any required withholding taxes.
     Treatment of Restricted Shares. The Transaction Agreement provides that, as of the date the Purchaser accepts for payment and pays for any Shares tendered in the Offer, each restricted share granted under the Company Option Plans outstanding immediately prior to such date will be cancelled and the holder of such restricted share will receive on such date from the Company, or as soon as practicable thereafter from the Purchaser, an amount in cash equal to the product of the number of such restricted shares multiplied by the Offer Price, less any required withholding taxes.
     Board of Directors. The Transaction Agreement provides that promptly upon the purchase of Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board and the percentage that the number of Shares beneficially owned by the Parents and the Purchaser bears to the total number of Shares outstanding, and the Company and the Company Board will take all action necessary to cause the Purchaser’s designees to be so elected or appointed to the Company Board.
     The Company and the Company Board have agreed to take all action necessary to promptly cause the Purchaser’s designees to be elected or appointed to the Company Board as provided above, including increasing the size of the Company Board or using its reasonable best efforts to secure the resignations of such number of current directors as is necessary to provide the Purchaser with such level of representation. The Company has also agreed to use its reasonable best efforts to cause the Purchaser’s designees to be proportionately represented on each committee of the Company Board and each board of directors and each committee thereof of each subsidiary of the Company. Subject to applicable law, the Company has agreed promptly to take all actions requested by the Purchaser necessary to effect any such election or appointment, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company will make such mailing with the mailing of the Schedule 14D-9.
     Following the election or appointment of the Purchaser’s designees pursuant to provisions described in the preceding paragraph until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by the Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or termination of the Transaction Agreement requiring action by the Company Board, any extension of time for performance of any of the obligations or other acts of the Purchaser under the Transaction Agreement, or any waiver of compliance with any of the agreements or conditions under the Transaction Agreement for the benefit of the Company or any exercise of the Company’s rights or remedies under the Transaction Agreement.
     The Transaction Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation and will hold office until their respective successors are duly elected and qualified.
     Vote Required to Adopt Merger. Marshall Islands Law requires, among other things, that any plan of merger of the Company must be approved by the Company Board and (if the “short-form” merger procedure described below is not applicable) approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Company Board has unanimously approved, adopted and declared advisable the Transaction Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Transaction Agreement by the Company’s shareholders, as required if such “short-form” merger procedure is not available following the Offer. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.
     Marshall Islands Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the shareholders of the parent or the subsidiary through a so-called “short-form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company. Pursuant to the Transaction Agreement, the Company granted the Purchaser the Top-Up Option which, subject to the limitations described in the Transaction Agreement, permits but does not require the Parents and the Purchaser to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares that, when added to the number of Shares owned by the Parents or the Purchaser or any wholly owned subsidiary of the Parents or the Purchaser at the time of exercise of the Top-Up Option would constitute one share more than 90% of the number of Shares then outstanding.

     Representations and Warranties. In the Transaction Agreement, the Company has made customary representations and warranties to the Parents and the Purchaser, including representations relating to, among other things, its corporate organization, capitalization, subsidiaries, authority, consents and events, litigation, liabilities, compliance with laws and permits, insurance, taxes and tax returns, employee benefits matters and employment arrangements (including approval of certain matters for purposes of the safe-harbor provisions contained in
Rule 14d-10 under the Exchange Act), labor relations, environmental liability, material contracts, properties, intellectual property matters, the receipt of a fairness opinion from Perella Weinberg Partners, broker’s fees, takeover laws, vessels, interested party transactions and information to be included in the Schedule 14D-9, the proxy statement and other documents required to be filed in connection with the transactions contemplated by the Transaction Agreement. The Parents and the Purchaser have made customary representations and warranties to the Company with respect to, among other matters, their organization, authority, consents and approvals, litigation, broker’s fees, available funds, ownership of Shares and information to be included in the offer documents, the proxy statement and other documents required to be filed in connection with the transactions contemplated by the Transaction Agreement.
     Conditions to the Merger. The Transaction Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) the Transaction Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the Shares, unless the Merger is consummated by means of a “short-form” merger; (b) no preliminary or permanent injunction or other order or legal restraint shall have been issued that would make unlawful the consummation of the Merger, and the consummation of the Merger must not be prohibited or made illegal by any applicable law; and (c) the Purchaser will have purchased, or caused to be purchased, the Shares tendered pursuant to the Offer.
     Termination of the Transaction Agreement. The Transaction Agreement may be terminated at any time prior to the date on which the Purchaser purchases a majority of the outstanding Shares pursuant to the Transaction Agreement:
     (a) by mutual written consent of the Parents and the Company;
     (b) by the Parents, the Purchaser or the Company if:
          (i) the Offer expires, subject to any permitted extensions, and the Purchaser has not acquired a majority of the outstanding Shares;
          (ii) any order or legal restraint preventing or prohibiting the consummation of the Transactions shall have become final and nonappealable; or
          (iii) the Purchaser shall not have acquired a majority of the outstanding Shares on or before October 31, 2007, unless such failure is a result of the willful and material breach of the Transaction Agreement by the party seeking such termination.
     (c) by the Company, if, prior to the acceptance for payment of the Shares under the Offer:
          (i) the Parents or the Purchaser breach any representation, warranty or covenant in the Transaction Agreement that is not curable or, if curable, is not cured within 20 calendar days after written notice of such breach, or
          (ii) subject to complying with the terms of the Transaction Agreement, (A) the Company Board has received an Acquisition Proposal (as defined below) that constitutes a Superior Proposal (as defined below) that did not result from a breach of the Transaction Agreement, (B) the Company has notified Parents in writing of its intention to terminate the Transaction Agreement, which notice includes the most current written agreement related to the transaction constituting the Superior Proposal, (C) at least four business days following Parents’ receipt of such notice, the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that such Acquisition Proposal continues to constitute a Superior Proposal, (D) on the date of such termination, the Company enters into a definitive agreement to effect the transaction contemplated by such Superior Proposal, and (E) prior to or concurrently with such termination, the Company pays to the Parents a termination fee, as described below under “Fees and Expenses; Termination Fee.”

     (d) by the Parents, if, prior to the acceptance and payment of the Shares tendered in the Offer:
          (i) the Company breaches any representation, warranty or covenant in the Transaction Agreement that is not cured or, if curable, is not cured within 20 calendar days after written notice of such breach,
          (ii) the Company fails to perform (A) in any respect, any of its obligations under its non-solicitation covenant or any of its covenants relating to certain actions required to be complied with by the Company or the Company Board as a condition to the taking of certain permitted actions in connection with an unsolicited Acquisition Proposal or (B) its covenants relating to termination of any existing negotiations or activities or notification of the Parents, in each case, with respect to any Acquisition Proposal, or the Parents’ rights as described in clause (c)(ii) above with respect to a Superior Proposal, or
          (iii) the Company Board shall have made an Adverse Recommendation Change (as defined below in “Nonsolicitation Obligations”).
     “Acquisition Proposal” means, other than with respect to the transactions contemplated by the Transaction Agreement, any offer or proposal for a direct or indirect (i) merger, amalgamation, tender offer, exchange offer, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving the Company or any of its subsidiaries, (ii) sale, lease exchange, transfer or other acquisition or assumption of 15% or more of the fair value of the assets of the Company and its subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) purchase, tender offer, exchange, offer or other acquisition (including by way of merger, amalgamation, consolidation, share exchange or otherwise) of direct or indirect ownership or voting control of securities representing 15% or more of the voting power of the Company.
     “Superior Proposal” means any written Acquisition Proposal (with each reference to 15% in the definition of Acquisition Proposal being 50% for purposes of this definition) by a third party that did not result from a breach of the “Non-Solicitation” covenant in the Transaction Agreement that the Company Board determines in good faith by a majority vote, after considering the advice of its outside legal counsel and financial advisors and taking into account all of the terms and conditions of such Acquisition Proposal, including any termination fees, expense reimbursement provisions and other conditions to consummation, (i) is more favorable to the Company’s shareholders (other than the Parents and their respective affiliates) than as provided under the Transaction Agreement (including any changes to the terms of the Transaction Agreement or the Offer proposed by the Parents in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party on a “certain funds” basis), and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay.
     Nonsolicitation Obligations. The Transaction Agreement provides that the Company will not, and will cause its subsidiaries and representative not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject to the Company Board’s fiduciary duties described below, (a) discuss or negotiate with, disclose any information to, afford access to the business, properties, assets, books, data or records of the Company or any of its subsidiaries, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, any Acquisition Proposal, (b) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, approve any transaction pursuant to which any third party would become a “Related Person” (as such term is defined in the Company’s articles of incorporation) of the Company, or amend or grant any waiver or release from or redeem any Rights under the Rights Agreement except in connection with the transactions contemplated by the Transaction Agreement, or (c) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal (other than any confidentiality agreement permitted to be entered into in accordance with the Transaction Agreement).
     Subject to the Company Board’s fiduciary duties described below, neither the Company Board nor any committee thereof will:
          (i) fail to make, withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parents or the Purchaser, the Company Board’s recommendation in favor of the Offer, the Transaction Agreement or the Merger, or recommend, declare advisable, take a neutral position or take no position with respect to an Acquisition Proposal, or

          (ii) fail to publicly reaffirm its recommendation in favor of the Offer, the Transaction Agreement or the Merger, or its determination that the Offer, the Transaction Agreement, the Merger and the transactions contemplated thereby are in the best interests of the Company and its shareholders, within ten business days after the Parents’ request to do so, or
          (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer) for the Shares within ten business days after the commencement of such offer, or
          (iv) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (other than any confidentiality agreement permitted to be entered into in accordance with the Transaction Agreement) related to an Acquisition Proposal, or
          (v) resolve or agree to take any such action (any of the actions described in clauses (i) through (v) above being an “Adverse Recommendation Change”).
     The Company has agreed to, and to cause its subsidiaries and representatives to, immediately cease, terminate and discontinue any and all existing activities, discussions or negotiations with any third party conducted prior to the date of the Transaction Agreement with respect to any Acquisition Proposal. The Company also agreed to promptly request the return or destruction of all confidential information provided by or on behalf of the Company to all third parties who have had discussions or negotiations or have entered into a confidentiality agreement pertaining to any Acquisition Proposal and to enforce its rights under such confidentiality agreements. The Company has also agreed to promptly notify the Parents of the receipt by the Company or any of its officers, directors or representatives of any inquiry or proposal relating to an Acquisition Proposal. Notwithstanding the foregoing terms described in this “Nonsolicitation Obligations” section, prior to the acceptance for payment of Shares under the Offer, the Company or the Company Board may (i) provide any information to, and afford access to its business, properties, assets, books, data and records to, any third party in response to an unsolicited Acquisition Proposal by such third party (that has not been withdrawn) if the Company Board has received from such third party an executed confidentiality agreement containing terms no less favorable to the Company than those contained in the confidentiality agreements entered into with the Parents and containing additional provisions that expressly permit the Company to comply with the provisions of the Transaction Agreement described in this “Nonsolicitation Obligations” section (a copy of which confidentiality agreement must be promptly, and in any event within 48 hours, provided to the Parents), (ii) engage in any discussions or negotiations with any third party in response to an unsolicited Acquisition Proposal by any such third party that has not been withdrawn, or (iii) make or propose to make any Adverse Recommendation Change, if and only to the extent that such Acquisition Proposal did not result from a breach of the nonsolicitation provisions under the Transaction Agreement and, the Company Board determines, after consultation with outside counsel, failure to take such action would violate the fiduciary duties of the members of the Company Board under applicable law and the Company Board has determined in good faith after consultation with its outside legal counsel and its financial advisors that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, provided that in such case referred to in clause (iii) above (x) such Acquisition Proposal is a Superior Proposal and (y) the Parents shall have received notice of the Superior Proposal, as described in the following paragraph.
     In addition to the obligations of the Company described in this “Nonsolicitation Obligations” section, the Transaction Agreement provides that the Company will notify the Parents promptly (but in no event later than 48 hours) after receipt by the Company or any of its subsidiaries or their respective representatives of any Acquisition Proposal or any inquiry that the Company Board determines in good faith would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that is seeking to make, or has made after the date of the Transaction Agreement, an Acquisition Proposal. Thereafter, the Company is required to keep the Parents regularly informed, as promptly as practicable, of the status and terms, in reasonable detail, of any such Acquisition Proposal. The Company is required to provide the Parents with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal and will provide the Parents with written notice of its intention to make or propose to make any Adverse Recommendation Change, which notice must describe in reasonable detail and include any draft agreements pertaining to such Superior Proposal, at least four business days prior to accepting any Superior Proposal. The Company is required to promptly provide the Parents with any material information concerning the Company’s business, present or future performance, financial condition or results of operations or otherwise, provided to any third party that was not previously provided to the Parents.
     Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Transaction Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.
     If the Transaction Agreement is terminated pursuant to paragraphs (c)(ii), (d)(ii) or (d)(iii) of subsection “Termination of the Transaction Agreement” above and, in the case of a termination pursuant to paragraph (d)(ii), an Acquisition Proposal was made (publicly or otherwise) by a third party, then the Company shall pay to the Parents (by wire transfer of same-day funds), simultaneously with the termination, in the case of a termination pursuant to paragraph (c)(ii), and within two business days of such termination, in the case of a termination pursuant to paragraph (d)(ii) or (d)(iii), a fee equal to $65,000,000 (the “Termination Fee”).
     If the Transaction Agreement is terminated by the Parents pursuant to paragraph (d)(i) of subsection “Termination of the Transaction Agreement” above and at such time (i) the Minimum Tender Condition has not been met, (ii) the Company has failed to perform in any material respect any of its obligations under the Transaction Agreement (which failure to perform is not curable or, if curable, is not cured on or prior to the earlier of (x) twenty calendar days after written notice of such breach is given by either the Parents or the Purchaser to the Company and (y) the date on which all conditions to the Offer not related to such breach have been satisfied) or (iii) (A) any representation or warranty of the Company in Section 5.1 (Due Organization, Good Standing and Corporate Power), Section 5.2 (Authorization and Validity of Agreement), Section 5.4 (SEC Transaction Information), Section 5.5 (Capitalization of Company; Subsidiaries), Section 5.13(e) (Employee Benefit Matters) or Section 5.25(d) (Vessels) of the Transaction Agreement, or Section 1.2(a) or (c) of Exhibit A to the Transaction Agreement (relating to authorization, consents and executive compensation matters to be acted on by the Company) shall not be materially true and correct as of the date of the Transaction Agreement and the date of the consummation of the Offer as though made on or as of such date (other than representations and warranties that, by their terms, address matters only as of another specified date, which shall be true and correct only as of such specified date) or (B) any other representation or warranty of the Company contained in the Transaction Agreement (determined without giving effect to any materiality, Company Material Adverse Effect or similar qualifications), shall not be true and correct (except where the failure of any such representations or warranties referred to in this clause (B) to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below under “The Offer — Section 15. Conditions of the Offer”) as of the date of the Transaction Agreement and the date of the consummation of the Offer), and which breach is not curable or, if curable, is not cured on or prior to the earlier of (x) twenty calendar days after written notice of such breach is given by either the Parents or the Purchaser to the Company and (y) the date on which all conditions to the Offer not related to such breach have been satisfied (provided the failure to satisfy any of the foregoing conditions was not due to willful and material breach of the Transaction Agreement by any action or inaction of the Parents), then the Company will pay to the Parents (by wire transfer of same-day funds) within two business days of such Termination, all of the Termination Expenses (as defined below) of the Parents and the Purchaser.
     If the Transaction Agreement is terminated by the Parents or the Company pursuant to paragraph (b)(i) or (b)(iii) of subsection “Termination of the Transaction Agreement” above and either (x) any of the conditions described in clause (ii) or (iii) of the immediately preceding paragraph shall exist, or (y) the Minimum Tender Condition has not been met at a time when, in either such case, neither the Parents nor the Purchaser were in breach of the Transaction Agreement and the required antitrust clearances and approvals had been obtained, or the Company was not entitled to receive a Termination Fee, as described below, then in any such event the Company will pay to the Parents (by wire transfer of same-day funds) within two business days of such termination, all of the Termination Expenses of the Parents and the Purchaser.
     If the Transaction Agreement is terminated under the circumstances described in the preceding paragraph, and (i) prior to the event giving rise to such termination, an Acquisition Proposal shall have been made (publicly or otherwise) and not withdrawn, and (ii) within 12 months following the date of such termination the Company shall have consummated any Acquisition Proposal or entered into a definitive agreement with respect to any Acquisition Proposal, then the Company will pay to the Parents (by wire transfer of same-day funds), within two business days after the consummation of such Acquisition Proposal, the Termination Fee, less the Termination Expenses paid pursuant to the preceding paragraph.

     The Company shall be entitled to payment of a Termination Fee, in cash no later than the first business day following such termination, by the Parents (i) if the Transaction Agreement is terminated by the Parents or the Company pursuant to paragraph (b)(i) or (b)(iii) of subsection “Termination of the Transaction Agreement” above, (ii) as of the date of such termination, the required antitrust clearances and approvals have not been obtained or any order, judgment, decree, injunction of other award of a governmental entity relating to any antitrust law that prevents, prohibits or delays the consummation of the transactions contemplated by the Transaction Agreement exists or is in effect, (iii) the Company has performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under the Transaction Agreement prior to such termination, and (iv) all other conditions to the Offer were satisfied.
     As used in this subsection, “Termination Expenses” means up to $6,500,000 of reasonable, out-of-pocket, documented, third-party fees and expenses (including fees and expenses of counsel, accountants, consultants, financial advisors, lenders and investment bankers of the Parents and their respective affiliates), incurred by the Parents and the Purchaser, on an aggregate basis, or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transaction Agreement and the transactions contemplated thereby (including the Merger and the Offer).
     Conduct of Business by the Company. The Transaction Agreement provides that except for the Merger, matters expressly permitted by the Company’s disclosure schedules to the Transaction Agreement, as required by a governmental authority or to the extent that the Parents otherwise consent in writing, from the date of the Transaction Agreement until the date on which a majority of the Company’s directors are designees of the Parents or the Purchaser, the Company agrees as to itself and its subsidiaries that:
     (a) The Company will, and will cause each of its subsidiaries to, carry on their respective businesses in the ordinary course, in substantially the same manner as previously conducted and to use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with them. In addition, the Company will not, and will cause its subsidiaries not to, (i) enter into any new line of business, (ii) enter into any contract with a term extending more than one year that is not terminable by the Company or any of its subsidiaries upon less than 30 days prior written notice, or (iii) incur or commit to any capital expenditures or any obligations or liabilities that, in the aggregate, exceed the Company’s budget delivered to the Parents prior to the date of the Transaction Agreement by more than $2,000,000.
     (b) The Company will not, and will cause its subsidiaries not to, declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than one regular quarterly dividend, not to exceed $0.15 per Share, declared and paid in a prorated amount between the date of the Transaction Agreement and the date the Purchaser accepts for payment and pays for any Shares tendered in the Offer). The Company will not, and will cause its subsidiaries not to (i) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (ii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for transactions pursuant to the terms of options to purchase Common Stock outstanding as of the close of business two business days prior to the date of the Transaction Agreement. See “The Offer – Section 14. Dividends and Distributions.”
     (c) Except for Shares to be issued in connection with the exercise of options to purchase Common Stock outstanding or Shares delivered in connection with the vesting of restricted shares on the date of the Transaction Agreement, the Company will not, and will cause its subsidiaries not to, offer, issue, deliver, sell, pledge or otherwise encumber, or authorize or propose the offering, issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing.
     (d) Except to the extent required to comply with its obligations under the Transaction Agreement or with applicable law, the Company will not amend or propose to amend its articles of incorporation, bylaws or other governing documents and will not, and will cause each of its subsidiaries not to, amend its articles of incorporation, bylaws or other governing documents.
     (e) The Company will not, and will cause its subsidiaries not to, acquire or agree to acquire by merger or consolidation, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, provided that the Company may make such acquisitions if they involve no more than $1,900,000 in the aggregate.
     (f) Other than as may be required by or in conformance with applicable law in order to permit or facilitate the consummation of the transactions contemplated by the Transaction Agreement, the Company will not, and will cause its subsidiaries not to, sell, lease, license or otherwise encumber or subject to any encumbrance or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any encumbrance or otherwise dispose of, any assets (including capital stock of any subsidiary of the Company, but excluding obsolete equipment in the ordinary course of business consistent with past practice).
     (g) The Company will not, and will cause its subsidiaries not to, (i) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) investments by the Company or any of its subsidiaries to or in the Company or any other wholly owned subsidiary of the Company or (B) pursuant to any contract or other legal obligation of the Company as in effect on the date of the Transaction Agreement, or (C) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business, (ii) create, incur, assume or suffer to exist any indebtedness, including, without limitation, amounts owing as deferred purchase price, obligations to repay amounts advanced to third parties and guarantees not in existence as of the date of the Transaction Agreement, other than for trade payables incurred in the ordinary course of business, or (iii) enter into any transaction, agreement, arrangement or understanding with any affiliate or officer or director of the Company or any of its subsidiaries.
     (h) Except (i) as required by applicable law or by the terms of any contract or employee benefit plan of the Company existing as of the date of the Transaction Agreement, the existence of which does not constitute a breach of the Transaction Agreement or (ii) in the ordinary course consistent with past practice, the Company will not, and will cause its subsidiaries not to, increase the amount of compensation or employee benefits of any officer or director of the Company, pay any severance, pension, retirement, savings or profit-sharing allowance to any officer or director of the Company that is not required by any existing plan or agreement, enter into any contract with any officer or director of the Company regarding his or her employment or service, compensation or benefits, increase or commit to increase any benefits for employees, consultants or directors, adopt or amend or make any commitment to adopt or amend, other than amendments required by law, any employee benefit plan or make any contribution, other than regularly scheduled contributions, to any employee benefit plan for the benefit of any person. The Company will not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation, except as may be required by any plan or agreement pursuant to which such stock options or other equity-based compensation were granted, any applicable laws or in accordance with the Transaction Agreement.
     (i) Except as reflected in the Company’s financial statements, as required by a governmental entity or as required by changes in United States generally accepted accounting principles as in effect from time to time, consistently applied, or applicable law, the Company will not make, and the Company will cause its subsidiaries not to make, any material change in its method of accounting in effect as of the date of the Transaction Agreement. The Company will not, and will not permit any of its subsidiaries to, (i) change its fiscal year or (ii) make any material tax election or settle or compromise any material tax liability with respect to matters that will be a liability of the surviving corporation or any of its subsidiaries after the Merger, other than in the ordinary course of business consistent with past practice.
     (j) The Company will not, and will cause its subsidiaries not to, materially amend, terminate or waive rights in respect of any material contract or enter into any contract that, had it been entered into prior to or on the date of the Transaction Agreement would have been a material contract of the Company or its subsidiaries other than in the ordinary course of business and as would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Company.
     (k) The Company will not, and will cause its subsidiaries not to, (i) purchase or construct any vessel or enter into any contract for the purchase or construction of any vessel, (ii) sell or otherwise dispose of any vessel or enter into any contract for the sale or disposal of any vessel, (iii) enter into any contract for the bareboat or time charter-out of any vessel (including any vessel owned or chartered-in by the Company or any of its subsidiaries) that (A) has a term in excess of six months, (B) provides for one or more renewal or extension options or (C) provides for any purchase option, in each case without the prior written consent of the Parents (which consent will not be unreasonably withheld), (iv) defer scheduled maintenance of any vessel, (v) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the vessels (provided that the Company will not, and will cause its subsidiaries not to enter into any contract for the drydocking or repair of any vessel where the estimated cost thereof is in excess of $2,000,000 unless, in the case of this clause (v), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such vessel) or (vi) agree, in writing or otherwise, to take any of the foregoing actions.
     (l) The Company will not, and will not permits any of its subsidiaries to, agree or commit to do any of the actions referred to in this section “Conduct of Business by the Company.”
     Approval of Compensation Actions. The Transaction Agreement provides that, prior to the Expiration Date, the compensation committee of the Company Board will take all such actions as may be required to approve or ratify, as an employment compensation, severance or other employee benefit arrangement, certain compensation actions for purposes of the safe harbor provisions contained in Rule 14d-10 under the Exchange Act.
     Indemnification; Insurance. The Parents will, to the fullest extent permitted by law, cause the surviving corporation to honor all of the Company’s obligations to indemnify the current and former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the purchase date to the extent that such obligations of the Company exist on the date of this Transaction Agreement, whether pursuant to the Company’s articles of incorporation or bylaws or individual indemnity agreements, and such obligations will survive the Merger and will continue in full force and effect in accordance with their current terms from the purchase date until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.
     The Transaction Agreement provides that the surviving corporation will (i) maintain in effect for a period of six years after the first date of purchase of any Shares by the Purchaser in the Offer, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the surviving corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of the Company) or (ii) obtain as of such purchase date "tail” insurance policies with a claims period of six years therefrom with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of the Company, in each case, with respect to claims arising out of or relating to events which occurred before or on such purchase date; provided that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of the Transaction Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the surviving corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.
     Commercially Reasonable Efforts. Each of the Company and its subsidiaries, on the one hand, and the Parents, the Purchaser and their respective subsidiaries, on the other hand, has agreed to use its commercially reasonable efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by the Transaction Agreement to be met as soon as practicable, including obtaining all approvals, consents or other authorizations from any governmental authority or other third party that are necessary to consummate the transactions contemplated by the Transaction Agreement. The Company, the Parents and the Purchaser will each use its commercially reasonable efforts to cooperate to obtain any government clearances or approvals required for closing of the Offer or the Merger under applicable antitrust laws, to respond to any government requests for information under any antitrust law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Agreement under any applicable antitrust law, provided that any such action would not, in the commercially reasonable judgment of the Parents, reasonably be expected to materially impair or materially reduce the value of the on-going business operations of the Company and its subsidiaries or the overall benefits expected, as of the date of the Transaction Agreement, to be realized by the Parents from the consummation of the Merger. The Parents and the Purchaser have agreed to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parents or after the effective time of the Merger, the surviving corporation, or their respective subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the Offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Parents, the surviving corporation or their respective subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any decree, judgment, injunction or other order under antitrust laws, which would have the effect of preventing or delaying the date of the purchase of the shares beyond the expiration of the Offer, as it may be extended, provided that any such action would not, in the commercially reasonable judgment of the Parents, reasonably be expected to materially impair or materially reduce the value of the on-going business operations of the Company and its subsidiaries or the overall benefits expected, as of the date of the Transaction Agreement, to be realized by the Parents from the consummation of the Merger.
     Rights Agreement. The Company has taken all action necessary so that the execution of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, do not and will not result in the ability of any person to exercise any Rights under the Rights Agreement or enable or require any Rights to separate from the Shares to which they are attached or to be triggered or become exercisable.
     Debt Tender Offers. Following the commencement of the Offer, at the Parents’ sole cost and expense (and if such costs and expenses are first paid by the Company, the Parents or the Purchaser shall promptly reimburse the Company for such costs and expenses upon request), the Parents or the Purchaser may commence a cash tender offer to purchase all of the Company’s outstanding 7.625% Senior Notes due 2013 (the “2013 Notes”) or all of the Company’s 2.875% Convertible Notes due 2024. The Company will, at the request of the Parents or the Purchaser, defease pursuant to the indenture under which the 2013 Notes were issued, all 2013 Notes not tendered pursuant to the related debt tender offer (or in the event that such tender offer is not commenced) with funds made available from the Parents or the Purchaser. However, none of the Company, the Purchaser or the Parents will be required to accept for payment or pay for any of the Company’s outstanding notes described above that are tendered in any debt tender offer, or to defease any of the 2013 Notes, prior to the consummation of the Offer.
     Joint and Several Liability. The Transaction Agreement provides that Teekay and TORM are jointly and severally liable for the Purchaser’s obligations under the Transaction Agreement and further provides that Teekay and TORM are jointly obligated to cause the Purchaser and the surviving corporation to perform, satisfy and discharge its obligations on a timely basis.
The Joint Venture Agreement
     On April 17, 2007, Teekay, Teekay Acquisition Holdings and TORM entered into the JV Agreement in connection with the proposed acquisition of the Company. The following summary of material terms of the JV Agreement is qualified in its entirety by reference to the complete text of the JV Agreement, a copy of which is included as Exhibit (d)(2) to the Schedule TO. The JV Agreement was not provided to the Company until after the execution of the Transaction Agreement and does not limit or otherwise affect the Company’s rights under the Transaction Agreement in any way. References to an action or a position of Teekay relative to the Purchaser below generally refers to an action or a position by Teekay through its wholly owned subsidiary Teekay Acquisition Holdings. The JV Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in “The Offer — Section 8. Certain Information Concerning the Company – Additional Information.”
     Purposes. The purpose of the JV Agreement is to agree to the formation and governance of the Purchaser, which will be used to acquire the Company, and to provide for the interaction among Teekay, Teekay Acquisition Holdings and TORM directly and through the Purchaser in (a) acquiring the Company, (b) operating the assets of the Company following the Purchaser’s acquisition of control of the Company and prior to distribution thereof to Teekay and TORM and (c) effecting the distribution of the assets of the Company. Each of Teekay and TORM own a 50% interest in the Purchaser.
     The purposes of the Purchaser are limited to:
•	seeking to complete the acquisition of the Company through the Offer and subsequent Merger, each as contemplated by the Transaction Agreement;
•	operating the Company following the completion of the Offer and prior to the Merger, and operating the surviving corporation of the Merger following the Merger until the distribution of the surviving corporation’s assets and liabilities to Teekay and TORM;

•	distributing the assets and liabilities of the surviving corporation; and
•	engaging in all other acts and things necessary, proper or advisable to effect and carry out such purposes of the Purchaser.
     Financing and Expenses. Each of Teekay and TORM are responsible for funding 50% of the contributions and loans to the Purchaser required by the Purchaser and, to the extent directly related to the purchase of Shares pursuant to the Offer and the Merger, Teekay and TORM to fulfill their monetary obligations under the Transaction Agreement. These obligations include:
•	paying for all Shares tendered in the Offer or thereafter exchanged for cash in the Merger pursuant to the terms of the Transaction Agreement;
•	making any payments required of the Purchaser pursuant to the Transaction Agreement with respect to the outstanding options to purchase Common Stock and restricted shares of the Company;
•	repaying the Company’s indebtedness to the extent and as and when such indebtedness is to be repaid as determined by the Purchaser’s board of directors; and
•	paying any expenses of the Company to be paid by the Purchaser in connection with the Offer and the Merger or otherwise pursuant to the Transaction Agreement.
     In addition, each of Teekay and TORM generally are responsible for making contributions and loans to the Purchaser in the principal amount of 50% of the expenses of or relating to the Purchaser following its formation, including fees and expenses for the preparation and filing by the Purchaser of applicable information under antitrust laws and of materials relating to the Offer.
     Subject to the terms and conditions in the Transaction Agreement, the amount of funding to the Purchaser to be provided by each of Teekay and TORM will be determined by the Purchaser’s board of directors. Each of Teekay and TORM have secured separate financing arrangements or commitments to fund the portion of their respective capital contributions and loans to the Purchaser that are not to be funded with their available cash. The receipt of financing is not a condition precedent to the obligations of the parties under the JV Agreement. Neither Teekay nor TORM will pledge any of their respective ownership interests in the Purchaser in connection with financing the Purchaser. See “The Offer – Section 10. Source and Amount of Funds.”
     Management. Management of the affairs, business and property of the Purchaser is shared equally by Teekay and TORM. The Purchaser’s board of directors consists of four directors, two of whom have been, and for so long as Teekay and TORM hold any Shares of the Purchaser’s common stock will be, designated by each of Teekay and TORM, respectively. Currently, the Teekay designees are Bjorn Moller and Arthur J. Bensler and the TORM designees are Klaus Kjærulff and Jesper Holmark.
     The Purchaser’s board of directors may decide to appoint co-presidents. Upon such decision, each of the Teekay-designated directors, on the one hand, and the TORM-designated directors, on the other hand, will appoint one of the two co-presidents. The co-presidents would manage the day-to-day business and affairs of the Purchaser and, following the Merger and subject to board oversight, manage the dissolution, winding up and distribution of the assets of the Purchaser. The co-presidents would act only as mutually agreed between them. If the Purchaser’s board of directors does not decide to appoint co-presidents, actions of the sole president would be subject to the approval of at least one of the Teekay-designated directors and one of the TORM-designated directors. The Purchaser’s board of directors may also appoint other officers of the Purchaser.
     Company Board Representation. If the Purchaser is entitled to designate members of the Company Board after the Offer and prior to the Merger, each of Teekay and TORM will designate an equal number of the Company directors. If the number of the Company directors that the Purchaser is entitled to designate is not an even number, Teekay and TORM will mutually agree on a designee unaffiliated with either of them; otherwise they will leave that board seat vacant.
     Failure to Fund and Ability of One Partner to Seek to Proceed with the Acquisition of the Company. If either Teekay or TORM defaults in the timely performance of:
•	funding its portion of the Purchaser’s obligations to pay for any Shares tendered in the Offer or to be surrendered in the Merger, make payments required by the Purchaser with respect to outstanding options to purchase the Company’s Common Stock or restricted shares pursuant to the Transaction Agreement or any indebtedness of the Company that the Purchaser determines to repay prior to or concurrently with the Offer or the Merger; or
•	any of its obligations under the Transaction Agreement relating to approvals under applicable antitrust laws where such failure results in the failure to obtain any such approvals required to consummate the Offer or the Merger;
and if the Company and the other party are (but for the defaulting party’s default as described above) ready, willing and able to close the transactions contemplated by the Transaction Agreement, (a) without limiting any other remedies that may be available, the defaulting party would be required to promptly pay to the non-defaulting party a fee equal to $20 million and to indemnify and hold harmless the non-defaulting party and its affiliates for and against any and all losses suffered or incurred by the non-defaulting party and its affiliates as a result of the defaulting party’s default and (b) the non-defaulting party would be entitled to elect, by written notice to the defaulting party and the Purchaser to pursue the transactions contemplated by the Transaction Agreement without the defaulting party. If the non-defaulting party makes such an election, the ownership interest of the defaulting party in the Purchaser would be deemed immediately forfeited and cancelled and the defaulting party would be required to take, at its own expense, all action reasonably requested by the non-defaulting party in order for the non-defaulting party to seek to close the transactions contemplated by the Transaction Agreement on its own and the defaulting party would be prohibited from seeking to undertake any effort to acquire the Company or to prejudice or hinder the non-defaulting party’s pursuit of the transactions contemplated by the Transaction Agreement. Any such election and related activities to unilaterally pursue an acquisition of the Company would be subject to the Company’s rights under the Transaction Agreement.
     The Transaction Agreement provides that Teekay and TORM are jointly and severally liable for the Purchaser’s obligations under the Transaction Agreement.
     Liquidation and Distribution of OMI Assets. The JV Agreement provides for distribution of the Company’s assets in kind to Teekay and TORM in a manner that generally allocates equivalent value between the parties. The JV Agreement contemplates that the following assets of the Company, or ship-owning subsidiaries of the Company that own such assets, will be distributed to Teekay:
•	the Company’s 13 Suezmax tankers (Angelica, Janet, Adair, Arlene, Ingeborg, Dakota, Delaware, Cape Bonny, Cape Bastia, HS Alcina, Cape Bantry, Max Jacob and Oliver Jacob);
•	eight of the Company’s product tankers (Brazos, Lauren, Jeanette, Guadaloupe, Rhine, Orontes, Seine and Newbuilding #2 (March 2009 delivery));
•	bareboat and time charter contracts relating to these vessels; and
•	the Company’s rights under its marketing alliance known as Alliance Chartering LLC with Frontline Ltd. and in the Gemini Suezmax tanker pool.
     The JV Agreement contemplates that the following assets of the Company, or ship-owning subsidiaries of the Company that own such assets, will be distributed to TORM:
•	the Company’s remaining 26 product tankers (Wabash, Kansas, Republican, Platte, Thames, Horizon, Rosetta, Moselle, San Jancinto, Amazon, Neches, Tevere, Fox, Garonne, Loire, Saone, Charente, Ohio, Rhone, Madison, Trinity, King Edward, Tamar, Ottawa, King Ernest and Newbuilding #1 (January 2009 delivery));
•	bareboat and time charter contracts relating to these vessels;
•	the Company’s rights in the Libra product tanker pool; and
•	other than the Indian crew with respect to vessels to be distributed to Teekay, the Company’s operations in India.
     Teekay and TORM have assigned to the vessels and related contracts and certain other assets specific values as set forth in the JV Agreement for purposes of allocating assets between them. All remaining assets and liabilities will be valued at their respective book values on the Purchaser’s records. Teekay and TORM will make appropriate adjustments or payments as needed so that the aggregate value of assets allocated to each of them under the JV Agreement is equal, other than for certain expenses to be borne solely by one party or the other.
     Distributions. The JV Agreement provides that, unless approved by the board of directors of the Purchaser, prior to distributing the assets, the Purchaser will not pay cash or other dividends to Teekay or TORM and there will not be any transfers of cash, including cash dividends or equity redemptions held by the Purchaser, the Purchaser’s subsidiaries, the Company or the Company’s subsidiaries.
     Liabilities. The JV Agreement contemplates that all liabilities relating to known or unknown defects in a vessel (other than to the extent arising from an operational incident during the period following the closing of the Offer and prior to the distribution of the first vessel pursuant to the JV Agreement) will be borne solely by the party to which such vessel is transferred and that liabilities that relate primarily to assets distributed to a party that accrue after the first date on which a vessel is distributed to one of the parties will be borne by the party to which such asset is transferred.
     Expenses. Each of Teekay and TORM are responsible for all expenses incurred by it in connection with the JV Agreement and the Transaction Agreement including all expenses incurred prior to forming the Purchaser provided that (except with respect to (i) amounts owed to Pareto Securities ASA which will be paid by TORM, (ii) compensation of the directors and co-presidents, which will be paid by the party that has designated such person and (iii) expenses relating to antitrust laws that arise as a result of one of the parties having assets that are deemed to be competitive with the assets of the Company which will be paid by such party) expenses incurred by Teekay or TORM following execution and delivery of the Transaction Agreement are to be shared equally between Teekay and TORM to the extent the services paid for or to be paid for mutually benefit both Teekay and TORM with respect to the Purchaser or the transactions contemplated by the Transaction Agreement. Any severance or change of control payments due to executives or general and administrative or other “on-shore” employees of the Company upon or in connection with the closing of the Offer or the Merger and arising on or prior to the first date that a vessel is transferred to a party will be equally divided between Teekay and TORM. If one party hires any on-shore employee of the Company who has a contingent severance or change of control arrangement and continues to employ such individual as of the first date that a vessel is transferred to a party, the hiring party will be entitled to a preferential payment in an amount equal to 50% of the severance or change of control payment that would otherwise have been payable to such individual. If any seafaring employees of the Company are terminated prior to the first date that a vessel is transferred to a party, Teekay and TORM will each be responsible for 50% of any related severance cost, provided that if such termination occurs prior to the expiration of the seafarer’s then-existing contract period, the party who will receive the vessel on which such seafarer works shall be solely responsible for any increase in the severance cost due to termination prior to the expiration of such period.
     Other Business of the Parties, Directors and Officers. Teekay and TORM and their respective director and officer designees are permitted to engage in business ventures whether or not in competition with the business of the Purchaser. None of the Purchaser, Teekay or TORM will have any rights in or to the independent ventures and activities of the other party or the income or profits derived therefrom.
     Indemnification and Reimbursement Obligations. The JV Agreement includes certain indemnification and reimbursement provisions to allocate between Teekay and TORM risks for certain losses relating to the Company, the joint venture and the assets to be distributed to them.
The Confidentiality Agreements
     On March 23, 2007, the Company and Teekay entered into a confidentiality agreement (the “Teekay Confidentiality Agreement”). Under the terms of the Teekay Confidentiality Agreement, the Company and Teekay agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Teekay and the Company. This summary is qualified in its entirety by reference to the Teekay Confidentiality Agreement, which is included as
Exhibit (d)(3) to the Schedule TO.
     On March 22, 2007, the Company and TORM entered into a confidentiality agreement (the “TORM Confidentiality Agreement”). Under the terms of the TORM Confidentiality Agreement, the Company and TORM agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between TORM and the Company. This summary is qualified in its entirety by reference to the TORM Confidentiality Agreement, which is included as Exhibit (d)(4) to the Schedule TO.
     The Teekay Confidentiality Agreement and the TORM Confidentiality Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in “The Offer — Section 9. Certain Information Concerning the Company – Additional Information.”
14. Dividends and Distributions.
     As discussed in Section 13 above, pursuant to the Transaction Agreement, without the prior written approval of the Parents or as otherwise expressly permitted by the Company’s disclosure schedules to the Transaction Agreement, the Company has agreed not to (i) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than transactions pursuant to the terms of options to acquire Common Stock that were outstanding as of the close of business on April 13, 2007. Notwithstanding the foregoing, the Company may declare and pay, in a prorated amount, up to one regular quarterly dividend for the second quarter of 2007, not to exceed $0.15 per Share, between April 1, 2007 and the date the Purchaser accepts for payment and pays for any Shares tendered in the Offer. The amount of such dividend will be calculated by prorating the Company’s regular dividend amount ($0.15 per Share) by the number of days beginning on and including April 1, 2007 through and including the date we accept for payment and pay for any Shares tendered in the Offer, subject to a maximum amount of $0.15 per Share.
15. Conditions of the Offer.
     Notwithstanding any other term of the Transaction Agreement, the Purchaser is not required to, and may not without the prior approval of the Company Board, accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares tendered in connection with the Offer, if the Minimum Tender Condition shall not have been satisfied.
     Additionally, notwithstanding any other provision of the Offer, the Purchaser will not be required to, and may not, as to clauses (ii) and (iii) below, without the prior approval of the Company Board, accept for payment or pay for any Shares tendered in the Offer if, at any time on or after the date of the Transaction Agreement and prior to the acceptance for payment of Shares, any of the following conditions exist (provided, however, that the approval of the Company Board referred to in this section will not be required as to clauses (ii) and (iii) below if the waiver of a failure to satisfy such conditions would not subject the Company’s directors and officers to any criminal liability or personal liability other than as a result of the bad faith of any such director or officer):
          (i) there shall be threatened, instituted or pending any action by any governmental entity, (A) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger, (B) seeking to prohibit or materially limit the ownership or operation by the Parents or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries or to compel the Parents or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of either the Parents and their respective subsidiaries or the Company and its subsidiaries, or seeking to impose any limitation on the ability of either the Parents or of the Purchaser to conduct their respective business or own such assets, (C) seeking to impose limitations on the ability of the Parents or the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or the Parents on all matters properly presented to the Company’s shareholders, (D) seeking to require divestiture by the Parents or the Purchaser of any Shares, or (E) seeking any material diminution in the benefits expected to be derived by the Parents or the Purchaser as a result of the transactions contemplated by the Offer or Merger;
          (ii) all applicable waiting periods, consents or other approvals under any applicable antitrust laws required to purchase Shares validly tendered and not properly withdrawn pursuant to the Offer shall not have expired, terminated or, as the case may be, shall not have been granted;
          (iii) there shall have been any applicable law, order or injunction promulgated, enacted, entered, enforced, issued, or amended by any governmental entity that is applicable to the Parents, the Purchaser, the

Company, the Offer or the Merger, which could reasonably be expected to result directly or indirectly in any of the consequences referred to in paragraph (i) above;
          (iv) since the date of the Transaction Agreement, there shall have occurred any change, condition, event or development that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below);
          (v) the Company shall have failed to perform in any material respect any obligation required to be performed by it at or prior to such time under the Transaction Agreement which breach is not curable or, if curable, is not cured on or prior to the earlier of (x) 20 calendar days after written notice of such breach is given by either the Parents or the Purchaser to the Company and (y) the date on which all conditions to the Offer not related to such breach have been satisfied;
          (vi) (A) any representation or warranty of the Company in Section 5.1 (Due Organization, Good Standing and Corporate Power), Section 5.2 (Authorization and Validity of Agreement), Section 5.4 (SEC Transaction Information), Section 5.5 (Capitalization of Company; Subsidiaries), Section 5.13(e) (Employee Benefit Matters) and Section 5.25(d) (Vessels) of the Transaction Agreement or Section 1.2(a) or (c) of Exhibit A to the Transaction Agreement (relating to authorization, consents and executive compensation matters to be acted on by the Company) shall not be materially true and correct as of the date of the Transaction Agreement and the date of the consummation of the Offer as though made on or as of such date (other than representations and warranties that, by their terms, address matters only as of another specified date, which shall be true and correct only as of such specified date) or (B) any other representation or warranty of the Company contained in the Transaction Agreement (determined without giving effect to any materiality, Company Material Adverse Effect or similar qualifications), shall not be true and correct (except where the failure of any such representations or warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect) as of the date of the Transaction Agreement and the date of the consummation of the Offer, and which breach is not curable or, if curable, is not cured on or prior to the earlier of (x) 20 calendar days after written notice of such breach is given by either the Parents or the Purchaser to the Company and (y) the date on which all conditions to the Offer not related to such breach have been satisfied;
          (vii) the Company Board (or any committee thereof) shall have made, or resolved to make, an Adverse Recommendation Change;
          (viii) the Company or any of its subsidiaries shall have entered into an agreement obligating the Company or any of its subsidiaries to engage in an Acquisition Proposal, or shall have consummated any transaction resulting from an Acquisition Proposal; or
          (ix) the Transaction Agreement shall have been terminated pursuant to its terms, including by the written agreement of the Company and the Parents.
     The foregoing conditions are for the benefit of the Parents and the Purchaser and may be asserted by the Parents or the Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, and any or all conditions may be waived by the Parents (without the joinder of the Purchaser) in their discretion in whole or in part at any time or from time to time, in each case subject to the terms and conditions of the Transaction Agreement and the applicable rules and regulations of the SEC. In instances where a portion of a condition has been met, the Parents may elect to waive the unsatisfied portion of that condition. If the Parents waives a condition that is material to the Offer, the Parents and the Purchaser will extend the Offer so that it will remain open for at least an additional five business days from the date that the notice of the waiver is published, sent or given to the shareholders. The failure of the Parents or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the fact that the Parents and the Purchaser reserve the right to assert the existence of any condition set forth in this Section 15, the Parents and the Purchaser understand that all conditions of the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived prior to the Expiration Date.
     The term “Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence or development that has a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by the Transaction Agreement, or to perform its obligations under the Transaction Agreement, on a timely basis in accordance with the terms of the Transaction Agreement and applicable law; provided, however, that no fact, change, event, circumstance, occurrence or development resulting or arising from or relating to any of the following matters will constitute or be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) any conditions in or changes generally affecting the business in which the Company and its subsidiaries compete that do not disproportionately affect the Company and its subsidiaries as compared to comparable companies; (B) any conditions or changes in the global economy or developments or changes therein that do not disproportionately affect the Company and its subsidiaries; (C) any conditions or changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein that do not disproportionately affect the Company and its subsidiaries; (D) any conditions or changes resulting from natural disasters that do not disproportionately affect the Company and its subsidiaries; (E) the failure in and of itself of the financial or operating performance of the Company and its subsidiaries, taken as a whole, to meet internal projections or budgets for any period prior to, on or after the date of the Transaction Agreement, provided that the circumstances giving rise to such failure, unless described in clauses (A) through (D) or (H) of this definition, will be taken into account; (F) any action taken or omitted by or at the request or with the consent of the Parents or the Purchaser; (G) effects or conditions resulting from the announcement of the Transaction Agreement or the transactions contemplated thereby or the identity of the Parents or the Purchaser (including any employee departures); or (H) changes in any laws or accounting principles.
16. Certain Legal Matters; Regulatory Approvals.
     General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below under “Antitrust in the United States,” “Antitrust in Greece,” “Antitrust in Norway,” “Antitrust in Korea” and “Other Foreign Competition Law Filings,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 15. Conditions of the Offer.”
     Antitrust in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.
     Each of Teekay and TORM is required to file a Notification and Report Form under the HSR Act, which filings are required to be made as soon as practicable pursuant to the Transaction Agreement. Currently, Teekay and TORM expect to file the Notification and Report Forms as promptly as practicable after the date hereof. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after the Parents’ forms are filed unless early termination of the waiting period is granted. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Teekay or TORM. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten days after substantial compliance by Teekay or TORM with such request. Teekay and TORM expect to make requests pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.
     Antitrust in Greece. Under Law 703/77 on the Control of Monopolies and Oligopolies and Protection of Free Competition, certain mergers require notification (depending on the nature of the acquisition either before or after consummation) to the Competition Commission in Greece. Both Teekay and TORM are required to file a post-merger notification with the Competition Commission. This notification can be filed jointly by the parties and currently is expected to be filed on the first business day after closing of the Offer) or as promptly thereafter as practical.
     Antitrust in Norway. Under the Norwegian Competition Act of March 2004 (No. 12) and the Regulation on Notification of Concentrations of April 2004, certain mergers require notification (depending on the nature of the acquisition, either before or after consummation) to the Norwegian Competition Authority (“NCA”). Both Teekay and TORM are required to file a pre-merger notification with the NCA. This filing is required at the latest on the same day as “final agreement” is entered into, or when control is acquired, whichever occurs first. While both Teekay and TORM are required to file a notification to the NCA, they may file the notification jointly. Teekay and TORM expect to file such notification as soon as practicable after the date hereof. The waiting period for response from the NCA is 15 working days after filing of the notification, although the NCA may extend the period by up to 100 working days (125 working days if remedies are proposed). In this case, taking into account public holidays in the period, the 15 working day deadline for a response from the NCA would expire prior to the initial expiration date for the Offer, assuming the filing is made when expected.
     Antitrust in Korea. Under the Monopoly Regulation and Fair Trade Act 1980 and the Enforcement Decree promulgated pursuant to such Act, certain mergers require notification (depending on the nature of the acquisition either before or after consummation) to the Korea Fair Trade Commission (“KFTC”). Teekay and TORM are required to jointly file a post-merger notification with the KFTC. Currently, this notification is expected to be filed on the first business day after closing of the Offer or as promptly thereafter as practical. The waiting period for response from the KFTC is 30 calendar days after filing of the notification. Therefore, the Parents expect they would receive a response on or about June 28, 2007, assuming the filing is made when expected and the offer is not extended beyond its initial term. However, at its discretion, the KFTC may extend the review period by up to 90 days if necessary.
     Other Foreign Competition Law Filings. Based upon our examination of publicly available information and other information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. Likewise, TORM and Teekay and certain of their respective subsidiaries each conduct business in many countries around the world. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein, although neither Teekay nor TORM believes that additional filings or approvals will be required. If any action is taken before completion of the Offer by any government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15. Conditions of the Offer.”
     Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.
17. Fees and Expenses.
     TORM has agreed to pay Pareto Securities ASA (“Pareto Securities”) reasonable compensation for its services as financial advisor to TORM, a portion of which is contingent upon the consummation of the Offer. In addition, TORM has agreed to indemnify Pareto Securities and its affiliates against certain liabilities, and to reimburse Pareto Securities up to a certain amount for its out-of-pocket expenses in connection with the Offer.
     The Purchaser has retained Georgeson Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
     Other than as set forth above, neither the Parents nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18. Miscellaneous.
     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
     No person has been authorized to give any information or make any representation on behalf of the Parents or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
     We have filed with the SEC on April 27, 2007 a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. This Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9. Certain Information Concerning the Purchaser and the Parents.”
OMAHA, INC.
April 27, 2007

ANNEX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF TEEKAY
SHIPPING CORPORATION, TEEKAY ACQUISITION HOLDINGS LLC, A/S
DAMPSKIBSSELSKABET TORM AND OMAHA, INC.
DIRECTORS AND EXECUTIVE OFFICERS OF TEEKAY SHIPPING CORPORATION
     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Teekay Shipping Corporation (“Teekay”) are set forth below. The business address of each director is Teekay Shipping Corporation, Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas, and the business address of each officer is Teekay Shipping (Canada) Ltd., Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2K2, Canada. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Teekay.
     Neither Teekay nor any of the directors and officers of Teekay listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States, except for Bjorn Moller, Kenneth Hvid and Axel Karlshoej, who are citizens of the Kingdom of Denmark; Dr. Ian D. Blackburne, who is a citizen of Australia; Peter S. Janson, Eileen A. Mercier, Arthur J. Bensler, Vincent Lok, David Glendinning and Bruce Chan, who are citizens of Canada; Thomas Kuo-Yuen Hsu, Graham Westgarth and Paul Wogan, who are citizens of the United Kingdom; and Tore I. Sandvold, who is a citizen of the Kingdom of Norway. Peter S. Janson is a citizen of both the United States and Canada.
     Directors of Teekay are identified by “DT.” Executive officers of Teekay are identified by “EOT.”

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

C. Sean Day DT	57	Mr. Day has served as a Teekay director since 1998 and as Teekay’s Chair of the Board since September 1999. Mr. Day has also served as Chair of Teekay GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay LNG Partners L.P., a publicly traded entity controlled by Teekay, since Teekay GP L.L.C. was formed in November 2004. In addition, Mr. Day has also served as Chairman of Teekay Offshore GP L.L.C., a wholly owned subsidiary of Teekay and the general partner of Teekay Offshore Partners L.P., a publicly traded entity controlled by Teekay, since it was formed in August 2006. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation and Chairman of Compass Diversified Trust.

Bjorn Moller DT, EOT	49	Mr. Moller became a Teekay director and President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chair and a Director of Teekay GP L.L.C. since it was formed in November 2004. As well, he has served as Vice Chair and a Director of Teekay Offshore GP L.L.C. since it was formed in November 2004. Mr. Moller has over 25 years’ experience in the shipping industry and in December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation. He has served in senior management positions with Teekay for more than 15 years and has headed Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.

Axel Karlshoej DT	66	Mr. Karlshoej has been a Teekay director since 1989 and was Chair of the Teekay Board from June 1994 to September 1999, and has been Chair Emeritus since stepping down as Chair. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder.

J. Rod Clark DT	56	J. Rod Clark was appointed as a Teekay director in May 2006. Mr. Clark has been President and Chief Operating Officer of Baker Hughes Incorporated since February 2004 prior to which he was Vice President, Marketing and Technology from 2003 to 2004 having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark also sits on the Board of Incorporate Members of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.

Dr. Ian D. Blackburne DT	60	Dr. Blackburne has served as a Teekay director since 2000. Mr. Blackburne has over 25 years’ experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Peter S. Janson DT	59	Mr. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada. He is also a director of Terra Industries Inc., Tembec Inc. and ATS Automan Tooling Systems Inc.

Thomas Kuo-Yuen Hsu DT	60	Mr. Kuo-Yuen Hsu has served as a Teekay director since 1993. He also has served 30 years with, and is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of seven vessels ranging in size from 30,000 dwt to 70,000 dwt. He has also been a director of Cue Art Foundation since 2002. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

Eileen A. Mercier DT	59	Ms. Mercier has been a Teekay director since 2000. She has over 35 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, director for ING Bank of Canada, York University and the University Health Network, and as a director and audit committee member for CGI Group Inc., ING Canada Inc. and Shermag Inc.

Tore I. Sandvold DT	59	Mr. Sandvold has served as a Teekay director since 2003. He has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the area of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.

Kenneth Hvid EOT	38	Mr. Hvid joined Teekay in October 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In this role he is responsible for Teekay’s global shuttle tanker business as well as initiatives in the floating production, storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Arthur J. Bensler EOT	49	Mr. Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became Teekay’s Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.

Peter Evensen EOT	48	Mr. Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and was appointed Executive Vice President and Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as Director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C. since it was formed in August 2006 and as Director of Teekay Offshore GP L.L.C. since December 2006. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David Glendinning EOT	52	Mr. Glendinning joined Teekay in January 1987. Since then, he has held a number of senior positions, including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003 Mr. Glendinning was appointed President of the Teekay Gas Services division, which is responsible for Teekay’s initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.

Bruce Chan EOT	34	Mr. Chan joined Teekay in September 1995. Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young.

Vincent Lok EOT	38	Mr. Lok joined Teekay in June 1993. Since then, he has held a number of finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. He was appointed Senior Vice President and Treasurer in February 2004 and was promoted to Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay, Mr. Lok worked in the Vancouver, Canada audit practice of Deloitte & Touche.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Graham Westgarth EOT	52	Mr. Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of the Teekay Marine Services division, which is responsible for all of Teekay’s marine and technical operations as well as marketing a range of services and products to third parties, such as marine consulting services and computer-based marine training software. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. His international industry experience includes 18 years’ sea service, with five years in a command position.

Paul Wogan EOT	44	Mr. Wogan joined Teekay in November 2000 as the Managing Director of the London office. He was promoted to the position of Vice President, Business Development in March 2002. In November 2003 Mr. Wogan was appointed President of the Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Wogan was with the chartering arm of a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), which subsequently founded Seachem Tankers Ltd., a chemical tanker company, where he served as the Chief Executive Officer from 1997 until joining Teekay.
DIRECTORS AND EXECUTIVE OFFICERS OF TEEKAY ACQUISITION HOLDINGS LLC
     Teekay Shipping Corporation is the sole member of Teekay Acquisition Holdings LLC. The business address of the sole member is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. Neither Teekay Acquisition Holdings LLC nor its sole member has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Teekay Acquisition Holdings LLC is member-managed and has no directors or officers.
DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director of the Purchaser are set forth below. The business address of Mr. Bensler and Mr. Moller is Teekay Shipping (Canada) Ltd., Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2K2, Canada. The business address of Mr. Holmark and Mr. Kjærulff is A/S Dampskibsselskabet TORM, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Neither the Purchaser nor any of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Arthur J. Bensler is a citizen of Canada; Bjorn Moller, Jesper Holmark and Klaus Kjærulff are citizens of the Kingdom of Denmark.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Arthur J. Bensler	49	Mr. Bensler has been a director of the Purchaser since April 17, 2007. Please see above under “Directors and Executive Officers of Teekay Shipping Corporation” for current principal occupation with Teekay and for five-year employment history.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Jesper Holmark	40	Mr. Holmark has been a director of the Purchaser since April 17, 2007. Mr. Holmark has served as TORM’s Senior Vice President for Corporate Governance, Controlling and Accounting since April 1, 2007. From 2003 to 2007, Mr. Holmark served as TORM’s Vice President for Accounting. Prior to joining TORM, Mr. Holmark was employed as a Finance Manager at Danisco A/S.

Klaus Kjaerulff	55	Mr. Kjaerulff has been a director of the Purchaser since April 17, 2007. Please see below under “Directors and Executive Officers of TORM” for current principal occupation with TORM and for five-year employment history.

Bjorn Moller	49	Mr. Moller has been a director of the Purchaser since April 17, 2007. Please see above under “Directors and Executive Officers of Teekay Shipping Corporation” for current principal occupation with Teekay and for five-year employment history.
DIRECTORS AND EXECUTIVE OFFICERS OF TORM
     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of TORM are set forth below. The business address of each director and officer is A/S Dampskibsselskabet TORM, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.
     Neither TORM nor any of the directors and officers of TORM listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the Kingdom of Denmark, except for Gabriel Panayotides and Stefanos-Niko Zouvelos who are both citizens of Greece.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Niels Erik Nielsen Chairman of the Board	59	Niels Erik Nielsen has been Chairman of TORM’s board of directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of TORM’s board of directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun, which provides certain legal services to TORM. He is a member of TORM’s remuneration committee and a member of the board of directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air Holding A/S, Danica-Elektronik A/S, Gammelrand Skaervefabrik A/S, GPV Industri A/S, InterMail A/S, Mezzanin Kapital A/S, Pele Holding A/S, Preben Olsen Automobiler A/S, Satair A/S, SCF Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Masters of Law degree from the University of Copenhagen.

Christian Frigast Deputy Chairman of the Board	55	Christian Frigast has been a director of TORM since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of TORM’s audit committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the board of directors of numerous companies including Holdingselskabet af 1. august 1997 A/S and several companies related to Axcel A/S. Mr. Frigast holds a Masters of Science degree in Economics from the University of Copenhagen.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Ditlev Engel Director	42	Ditlev Engel has been a director of TORM since April 25, 2002. Mr. Engel is Group President and CEO of Vestas Wind Systems A/S. He serves as a member of the board of directors of several companies related to Vestas Wind Systems A/S. Prior to that, Mr. Engel was the CEO of Hempel A/S from 2000 to 2004. Mr. Engel holds a Bachelor of Science degree and a Diploma in Economics from the Copenhagen Business School.

Gabriel Panayotides Director	52	Gabriel Panayotides has been a director of TORM since September 26, 2000. He is a member of TORM’s audit committee. Mr. Panayotides is the Chairman of the board of directors of Excel Maritime Carriers Ltd., a company that has been listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and is a member the Greek Committee of the classification societies, Bureau Veritas and Lloyds Register of Shipping. He holds a Bachelors degree from the Pireaus University of Economics.

Stefanos-Niko Zouvelos Director	51	Stefanos-Niko Zouvelos has been a director of TORM since April 2006. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd. in Cyprus, an investment holding company specializing in the shipping sector and the largest shareholder of D/S TORM. Prior to that, Mr. Zouvelos served as a Financial Manager of Good Faith Shipping Co. from 2000 to 2004. He holds a Master of Science degree in Quantative Economics from the University of Stirling, Scotland, and has been engaged in the shipping business since 1984.

Niels Peter Abildgaard Nielsen Director	41	Peter Abildgaard has been a director of TORM since 2007. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with TORM since 1987. He has been elected by the employees of TORM to TORM’s board of directors.

Lennart Arnold Johan Arrias Director	58	Lennart Arnold Johan Arrias has been a director of TORM since 2003. Mr. Arrias is employed by TORM as a Captain and has been with TORM since 1992. He has been elected by the employees of TORM to TORM’s board of directors.

Margrethe Bligaard Director	38	Margrethe Bligaard has been a director of TORM since 2007. Ms. Bligaard is employed by TORM as General Manager in the Tanker Division with responsibility for performance development and has been with TORM since 1989. She has been elected by the employees of TORM to TORM’s board of directors.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Klaus Kjaerulff Chief Executive Officer, Managing Director and Acting Chief Financial Officer	55	Klaus Kjaerulff has been TORM’s Chief Executive Officer and Managing Director since September 2000 and TORM’s Acting Chief Financial Officer since June 2006. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for TORM’s tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of TORM’s tanker division. He is a member of the board of the Danish Shipowners’ Association and also serves as a member of the board of directors of ICC Denmark, Assuranceforeningen SKULD, Norske Veritas Rad and The Trade Council of Denmark.

Mikael Skov Chief Operating Officer	43	Mikael Skov has been appointed TORM’s Chief Operations Officer as of April 1, 2007. Mr. Skov has worked for TORM since 1984. From 2000 to 2007 he served as Executive Vice President for TORM’s Tanker Division.

ANNEX II
SECTIONS 100 AND 101 OF THE BUSINESS CORPORATION ACT OF THE REPUBLIC OF
THE MARSHALL ISLANDS – DISSENTERS’ RIGHTS
§100. Right of dissenting shareholder to receive payment for shares.
Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares:
(a) any plan of merger or consolidation to which the corporation is a party; or
(b) any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sales be distributed to the shareholders in accordance with their respective interests within one year after the date of sale. [P.L. 1990-91, §10.7.]
§101. Procedure to enforce shareholder’s right to receive payment for shares.
(1) Objection by shareholder to proposed corporate action. A shareholder intending to enforce his rights under section 92 or 100 of this Act to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this Act or where the proposed action is authorized by written consent of shareholders without a meeting.
(2) Notice by corporation to shareholders of authorized action. Within twenty (20) days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objections or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

(3) Notice by shareholder of election to dissent. Within twenty (20) days after the giving of notice to him, any shareholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 96 shall file a written notice of such election to dissent within twenty (20) days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 96 of this division.
(4) Dissent as to fewer than all shares. A shareholder may not dissent as to fewer than all the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.
(5) Effect of filing notice of election to dissent. Upon filing a notice of election to dissent, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares.
(6) Offer by corporation to dissenting shareholder to pay for shares. Within seven (7) days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven (7) days after the proposed corporate action is consummated, which ever is later, the corporation or, in the case of a merger or consolidation, the surviving or consolidated corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. If within thirty (30) days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within thirty (30) days after the making of such offer upon the surrender of the certificates representing such shares.
(7) Procedure on failure of corporation to pay dissenting shareholder. The following procedures shall apply if the corporation fails to make such offer within such period of seven (7) days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty (30) days thereafter upon the price to be paid for shares owned by such shareholder:
(a) The corporation shall, within twenty (20) days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the High Court of the Republic in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. In the case of Marshall Islands corporations whose shares are traded on a national or local securities exchange located outside of the Marshall Islands, such proceedings may be instituted in any court in the country where the shares of the company are primarily traded, If, in the case of merger or consolidation, the surviving or consolidated corporation is a foreign corporation without an office in the Marshall Islands, such proceeding shall be brought in the country where the office of the domestic corporation, whose shares are to be valued, was located.
(b) If the corporation fails to institute such proceedings within such period of twenty (20) days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty (30) days after the expiration of such twenty (20) day period. If such proceeding is not instituted within such thirty (30) day period, all dissenter’s rights shall be lost unless the court, for good cause shown, shall otherwise direct.
(c) All dissenting shareholders, excepting those who, as provided in subsection (6) of this section have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporations shall serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons.

(d) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such a determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholder’s authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value.
(e) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined. Within sixty (60) days after the final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due to him, upon surrender of the certificates representing his shares.
(8) Disposition of shares acquired by the corporation. Shares acquired by the corporation upon the payment of the agreed value therefore or the amount due under the final order, as provided in this section, shall become treasury shares or be canceled except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.(9) Right to receive payment by dissenting shareholder as exclusive. The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any right to which he might otherwise be entitled by virtue of share ownership, except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder. [P.L. 1990-91, §10.8; amended by P.L. 1998-73, §101]

     The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:
The Depositary for the Offer is:
Citibank, N.A.

By Mail:	By Overnight Mail:
Computershare Attn: Corporate Actions - Voluntary Offer P.O. Box 43011 Providence RI 02940-3011	Computershare Attn: Corporate Actions - Voluntary Offer 250 Royall Street Canton MA 02021
By Facsimile Transmission
(For Eligible Institutions Only):
(617) 360-6810
Confirm Facsimile Transmission:
(781) 575-2332
     If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-Free:
(866) 577-4989